Exhibit 99.1

T A B L E  O F  C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS	2
AUDIT COMMITTEE REPORT	60
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	61
INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS	62
CONSOLIDATED BALANCE SHEETS	63
CONSOLIDATED STATEMENTS OF EARNINGS	64
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS	65
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	66
CONSOLIDATED STATEMENTS OF CASH FLOWS	67
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	68

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JULY 25, 2008

This management’s discussion and analysis (“MD&A”) may contain forward-looking information within the meaning of certain securities laws including the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These factors are further detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company” or “CHC”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

This MD&A should be read in conjunction with both the Company’s Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2008 and 2007. Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are in Canadian dollars unless otherwise noted.

OVERVIEW

CHC is the world’s largest global commercial helicopter operator, operating the most modern fleet of medium and heavy helicopters. The Company, through its subsidiaries, has been providing helicopter services for more than 60 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, Denmark, South Africa, Australia and Canada. The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European and Global Operations segments.  The Company also provides helicopter transportation services for emergency medical services (“EMS”) and search and rescue (“SAR”) activities and ancillary services such as flight training. The Company’s Heli-One segment is the world’s largest non-original equipment manufacturer helicopter support company, providing repair and overhaul (“R&O”) services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, and other related services to the Company’s flight operations and third-party customers around the world.

The Company provides helicopter transportation services to a broad base of independent and state-owned oil and gas companies transporting personnel to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel.  The Company is a market leader in most of the regions it serves, with an established reputation for high quality and reliable service. The Company is the largest operator in the North Sea and a global operator servicing the oil and gas industry in Brazil, Africa, Australia, Asia and Canada. For the fiscal years ended April 30, 2008 and 2007, revenue generated by helicopter transportation services for the oil and gas industry was approximately 71% and 70%, respectively, of the Company’s total revenue.

The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality and timeliness of its maintenance and training. The Company believes that these capabilities enhance its competitive position, further diversify its revenue and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

The Company’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	Ireland	Premier
Apache	Maersk	Royal Dutch/Shell Group
bp	Marathon	StatoilHydro
Chevron	MHS Aviation	Total
Commonwealth of Australia	Nexen	Tullow Oil
ConocoPhillips	Perenco	United Kingdom
ExxonMobil	Petrobras	Wintershall
Gaz de France	Petro-Canada

The Company’s Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.A” and “FLY.B”. Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

BUSINESS STRATEGY

The Company’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets, earnings and cash flows.  In its pursuit of this goal, the Company continues to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets.  The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability.  The Company’s organizational structure ideally positions it to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition.  During fiscal 2007 the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., one of the largest helicopter operators in the Brazilian offshore sector.  In fiscal 2007 the Company also acquired Heli-Dyne Systems Inc., a helicopter completion and maintenance centre based in Hurst, Texas.  The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expansion into new markets.

•
Selectively Expand International Operations.  The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Expand the Helicopter Support Business with Heli-One.  The Company plans to continue to expand its repair and overhaul business by further penetrating the Eurocopter (Super Puma and EC225) major component and engine overhaul market and pursuing new opportunities in heavy and medium aircraft maintenance and military helicopter support through the development of facilities in North America, including the acquisition of Heli-Dyne in fiscal 2007.  During the year, the Company completed construction of its 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada.  During the fourth quarter, the Company completed the transition of its Vancouver repair and overhaul shops and Heli-One administration offices in the Boundary Bay facility.  Heli-One signed agreements during fiscal 2008 that provide for the exit from PBH support agreements on the Sikorsky S92 (“S92”) and AW139 (“AW139”) helicopters owned and/or operated by the Company.  In addition, the Company will enter into agreements with certain Original Equipment Manufacturers (“OEM”s) that will expand the current R&O capability upon meeting certain terms and conditions.  With the addition of these new maintenance, repair and overhaul capabilities, Heli-One will have the ability to support all of the newly introduced aircraft types, including EC225, Sikorsky S76 (“S76”), S92 and AW139 helicopters.  Heli-One also has the capability to support, on a nose-to-tail basis, the Company’s entire fleet of over 150 Sikorsky S61 (“S61”), S76 and Super Puma helicopters and to compete for helicopter work for a worldwide fleet of aircraft in this sector.  In addition to repair and overhaul, Heli-One provides the following services to the helicopter industry:

-	Integrated logistics support;
-	Aircraft leasing;
-	Heavy maintenance;
-	Design and engineering;
-	Helicopter parts and distribution; and
-	Inventory management.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector.  The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing both the oil and gas and EMS/SAR industries.  The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations.  Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis.

During fiscal 2008, the Company commenced operations on the five-year, £106 million contract with the United Kingdom Maritime and Coastguard Agency (“UKMCA”) to provide commercial search and rescue helicopter services from four bases in the UK.

•
Continue to Focus on Long-Term Contracts.  The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue.  Revenue from operations under long-term contracts represented approximately 70% of the Company’s revenue during the year, compared to 67% in the prior year.

COMPETITIVE STRENGTHS

The Company believes that it has the following competitive advantages:

•
Global Coverage.  The Company currently provides helicopter transportation services in over 30 countries and on all seven continents.  This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs.  Since new contract and base start-up costs can represent a significant portion of operating expenses, the Company’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates.  Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, the Company’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety.  In over 60 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record.  The Company has implemented a single Safety Management System worldwide and continues to meet or exceed the stringent safety and performance audits that are conducted by its customers.  The Company’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as third-party civil and military organizations around the world.  Providing and expanding these advanced training services in Aberdeen and Vancouver enhances the Company’s global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator.  The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts.  The Company believes that its economies of scale, lower insurance costs related to its industry leading safety record and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their contract bids.

•
Long-Term Customer Relationships.  The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years.  As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Company consistently meets or exceeds its customers’ standards and is invited to bid on new projects.  In addition to standard helicopter transportation services, certain of the Company’s customers rely on it for ancillary services, including the Company’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•
Large, Modern and Diversified Fleet of Helicopters.  To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world.  The Company has led the industry in fleet renewal with aircraft sought after by customers for their improved speed, range, passenger capacity, comfort and general superior performance.  As of April 30, 2008, the Company operated 257 aircraft, comprised of 93 heavy helicopters, 143 medium helicopters, two light helicopters and nineteen fixed-wing aircraft.  The helicopter fleet consists of more than a dozen types of helicopters manufactured by Eurocopter, Sikorsky, AgustaWestland and Bell.  During the year the Company added an additional eight S92 aircraft for a total of eighteen S92 aircraft to complement its fleet of nineteen Super Puma MkIIs.  During the year the Company also added three EC225 helicopters.  The EC225 aircraft is a new technology heavy aircraft.  In addition, the Company added seven AW139 aircraft for a total of thirteen aircraft in its fleet.  The AW139 is a new medium technology aircraft type, which the Company has added to the fleet along with the S92 and EC225.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Retention of Asset Value.  Based on independent appraisals as of April 30, 2008 the estimated fair market value of the Company’s owned aircraft fleet was $456.2 million, exceeding its net book value by approximately $25.3 million.  Since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft.

•
In-house Repair and Overhaul Business. The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator.  The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Super Puma and EC225 helicopters, other than the original equipment manufacturers, and has the capability to support several other helicopter types including Eurocopter Dauphin, S61 and S76 and Bell 212/412.  The Company has also entered into agreements with certain OEMs that will expand capabilities to support all of the newly introduced aircraft types, including S92 and AW139 aircraft.  This capability allows the Company to control the quality and cost of its helicopter maintenance, repair and refurbishment.  The new Boundary Bay R&O facility, acquisition of Heli-Dyne and the expansion of in-house capabilities has resulted in the Company’s exit from certain third-party power-by-the-hour (“PBH”) maintenance programs on the S92 and AW139 aircraft.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas.  Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost.  Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, SAR, EMS, scheduled service, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2008, approximately 71% of the Company’s total revenue was derived from oil and gas activity (2007 –70%).  Technology improvements allow oil and gas exploration and production companies to push production into deeper waters.  This translates into longer trips, more flying hours and the need for larger new technology helicopters, which generally have an improved range and passenger capacity. The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Company believes this increase in activity will result in increased global demand for helicopter transportation services.  A large number of deep-water installations are planned over the next five years and the demand for new offshore helicopters is forecast to increase significantly.

The North Sea is the world’s largest offshore market and continues to experience growth in rig demand. Rig utilization in the North Sea remained above 90% in June 2008. Projected utilization rates have also risen, indicating that the market will likely remain strong in the future. In addition to new smaller and mid-size oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life.  The market’s buoyancy is also prompting an increase in new-build contracts. The Company believes the need for transportation services will increase as activity throughout the world continues to increase from current levels.

The Company expects further increased demand for helicopter services as a result of government momentum towards civil SAR services in the UK, Australia and throughout Europe. The UK government intends to privatize additional coastguard bases commencing in 2012 for a period of 20-30 years. The Company has pre-qualified to bid for this contract.

To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:

•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a highly skilled and dedicated team of pilots, engineers and support staff;
•	a cost structure that allows the provision of services at competitive prices;
•	an effective capital structure that permits financing of new aircraft;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic

The Company believes it possesses all of these characteristics.

THE BUSINESS

Helicopter flying operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”) (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Company has sold most of its operations and aircraft in this category. During fiscal 2008, the Company sold an additional light aircraft and at April 30, 2008, only had two light helicopters remaining in its fleet.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”) (daytime and night time flying under a variety of weather conditions).  The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft, their limited availability and long lead time on orders tends to lessen competition from smaller operators. The Company operated 236 helicopters in this category (93 heavy and 143 medium helicopters) as at April 30, 2008.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions.  Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms.  Where appropriate, specialized equipment is installed to provide EMS support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately five years.  Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders.  Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time or solely on an hourly charge for actual flight time. Approximately 44% of the Company’s fiscal 2008 flying revenue (2007 – 45%) was derived from hourly charges and the remaining 56% (2007 – 55%) was generated by fixed monthly charges. Typically, the Company supplies crew and maintenance personnel in addition to aircraft. However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with other services.  The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Company’s long-term contracts contain provisions permitting early termination by the customer without penalty.  However, during the last nine fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period.  Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service.  Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs.  As a result, the Company has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs.  The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world.  The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates.  The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, StatoilHydro, Total, Chevron, Maersk, Petro-Canada and Nexen. Many of these companies have been customers of the Company for more than 30 years.

The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry.  There are other competitors, but they are smaller, regional operators.  The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Company’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Company estimates that it has a market share of approximately 55% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development.  The Company is well positioned to capitalize on future growth opportunities.  As oil and gas wells are depleted, oil companies are going further offshore to develop deep-water reserves.  The Company’s global presence, long-term customer relationships and modern fleet of aircraft, including new technology aircraft, position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company. In the Company’s experience, the Super Puma MkII, S92, S76C++, AW139 and new EC225 aircraft are the aircraft of choice for major oil and gas companies due to their superior flying range, passenger capacity and cabin crew comfort.  At present, the Company and its major competitor operate approximately 70% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The current lead time to acquire a new EC225 or S92 is in excess of two years and the next available delivery slot for heavy aircraft (S92 or EC225) is the end of 2010.  During the year, the Company added eight S92 aircraft, three EC225 aircraft and seven AW139 aircraft to its fleet. The Company plans to use these aircraft in support of new offshore oil and gas contracts and as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR.

Fixed-Wing Flying Operations

The Company also provides fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, its offshore helicopter services. Fixed-wing customers include Aero Contractors Company of Nigeria Limited (“ACN”) (a 40% owned equity investment), Woodside, EEPCI, COTCO, DeBeers and Premier. The Company operates dedicated Bombardier Dash-8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft. The majority of the fixed-wing aircraft are used to provide an integrated service to our oil and gas customers. The Company had 19 fixed-wing aircraft in its fleet as at April 30, 2008.

Repair and overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled based on flight hours, cycles or the actual condition of parts.  The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, and the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the R&O business are required to obtain licenses from government regulatory bodies and, in many cases, the OEMs. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories; (ii) repair facilities authorized by the manufacturers to repair and overhaul their products; and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

The Company’s Heli-One segment is the world’s largest independent helicopter support company. The Company continues to grow this segment with the operation of the new R&O facility at Boundary Bay Airport which was completed during fiscal 2008. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61 and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 and EC225 models in North America and Norway.

Heli-One’s main competitors within the R&O business are the OEMs of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide its customers with integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled R&O for engines, dynamic components, all repairable components and consumable parts, plus support for any special mission equipment. The Company’s global buying power translates to competitive pricing on all major components. Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network utilizing its global warehouse facility in the Netherlands. In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments including avionics.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. Heli-One is able to provide low cost quality support services to civilian and military helicopter operators worldwide.

Flight training

The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company’s global reputation for excellence and leadership in helicopter services. The facility enables the Company to satisfy fully the Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Company’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Company’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities.  Since its inception, this facility has trained approximately 35,000 pilots, engineers and helideck landing officers from over 40 countries.  The Company is currently building in-house flight training capability in Vancouver and Aberdeen.

Helicopter leasing

The Company manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers.

ACQUISITIONS

Acquisition of CHC Helicopter Corporation by First Reserve Corporation

During the fourth quarter of fiscal 2008, the Company announced that it has entered into an agreement with an affiliate of a fund managed by First Reserve Corporation to acquire all outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of the Company (the “Arrangement”). Subject to the terms of the agreement, the affiliate will acquire the Class A Shares and Class B Shares for $32.68 per share for aggregate consideration of approximately $1.5 billion. Following completion of the potential transaction, the Company’s Class A and Class B Shares will be de-listed and will no longer be publicly traded.

The Arrangement required the approval of two-thirds of the votes cast by holders of the outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the Arrangement required the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party,” which term includes certain members of management of the Company who may invest in an affiliate of the First Reserve Fund.  This approval was obtained at a Special General Meeting of Shareholders in Richmond, BC on April 29, 2008.

Completion of the Arrangement is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction.  The Arrangement is also subject to a number of other customary conditions. The Arrangement is not subject to any financing condition.

The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay CHC a “reverse break fee” of $61.4 million.  The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of $38.5 million. This break fee would also be payable by CHC in certain other circumstances. The closing of the Arrangement will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. There can be no assurance that these approvals will be obtained, the other conditions to the Arrangement will be satisfied in accordance with their terms, and/or the parties to the agreement will complete the Arrangement under the specified terms.  In such cases, the proposed transaction could be modified, restructured or terminated, as applicable.  Failure to complete the proposed transaction could have a material adverse impact on the Company’s share price.  The Company may incur significant costs if the Arrangement is not completed.  If the Arrangement is completed, the Company may also incur fees and costs prior to closing. While the timing associated with satisfying the above noted conditions is not certain, the Company currently expects the Arrangement to close by September 15, 2008, subject to terms of the agreement.

Senior Subordinated Notes

Subsequent to April 30, 2008 the Company commenced a cash tender offer (the “Offer”) for all of the 7⅜% senior subordinated notes. In connection with the Offer, the Company is soliciting (the “Consent Solicitation”) consents (the ”Consents”) to amend the terms of the 7⅜% notes and the indenture pursuant to which the 7⅜% notes were issued. The Offer and the Consent Solicitation are being made in connection with the Arrangement.  The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Arrangement or the financing thereof.

The total consideration for each $1,000 principal amount of 7⅜% notes validly tendered and not validly withdrawn pursuant to the Offer is $1,015 (the “Total Consideration”). The Total Consideration includes a consent payment of $5.00 per $1,000 principal amount of 7⅜% notes.

On June 17, 2008 the Company announced that it increased the total consideration for each $1,000 principal amount of 7⅜% notes validly tendered and not validly withdrawn pursuant to the Offer to $1,040, which includes a consent payment of $5.00 per $1,000 principal amount of 7⅜% notes.

On June 25, 2008 the Company announced that approximately 98% of the 7⅜% notes had been validly tendered and not validly withdrawn pursuant to the Offer for all of its outstanding 7⅜% notes and the related Consent Solicitations.  Accordingly, the Company received the requisite consents from holders of the 7⅜% notes to approve the proposed amendments that are the subject of the Consent Solicitation.

On July 8, 2008, the Company announced that it has extended its offer for all of its outstanding 7⅜% notes and the related Consent Solicitations and that the Offer and the Consent Solicitation will now expire at midnight, New York City time, on July 31, 2008, unless further extended or earlier terminated by the Company.

BHS – Brazilian Helicopter Services Taxi Aereo Ltda.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS –Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH – Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector.  This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated based on the fair value of the net identifiable assets acquired.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Subsequent to the acquisition date an adjustment was recorded to the purchase price, resulting in a $5.7 million decrease to goodwill and tax and other liabilities. The revised purchase price as at the acquisition date is as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	50,108
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(35,491)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

(i)
The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years. During the year ended April 30, 2008, the Company recorded $2.5 million (2007 – $0.4 million) of amortization related to these intangibles.

(ii)
The acquisition resulted in goodwill of $50.1 million, of which $25.4 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

DISCONTINUED OPERATIONS

During the year ended April 30, 2007, the Company classified Survival-One Limited (“Survival-One”) as discontinued operations as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discounted cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the years ended April 30, 2008 and 2007. Previously, these amounts were included in continuing operations in the Heli-One segment.

On May 1, 2007, the sale of Survival-One was completed for gross proceeds of $37 million. An after-tax gain on the sale of Survival-One of $16.4 million was recorded in the results of discontinued operations for the year ended April 30, 2008.  Commencing on May 1, 2007, the date of disposition, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

FLEET

The Company’s fleet at April 30, 2008 was comprised of the following aircraft by segment:

	Global	European
Aircraft Type	Operations	Operations	Heli-One	Total	Owned	Leased
Heavy
Eurocopter Super Puma	10	18	3	31	9	22
Eurocopter Super Puma MkII	3	16	-	19	1	18
Eurocopter EC225	-	3	-	3	-	3
Sikorsky S61N	6	11	5	22	19	3
Sikorsky S92	3	14	1	18	-	18
	22	62	9	93	29	64
Medium
AgustaWestland AW139	3	9	1	13	1	12
Bell 212/214	3	1	1	5	5	-
Bell 412	15	-	2	17	8	9
Eurocopter 365 Series	15	8	3	26	11	15
Sikorsky S76 Series	56	13	11	80	47	33
Other	-	2	-	2	-	2
	92	33	18	143	72	71
Light
Eurocopter AS350/355	1	-	-	1	1	-
Other	-	-	1	1	1	-
	1	-	1	2	2	-
Total Helicopters	115	95	28	238	103	135
Fixed-wing	19	-	-	19	14	5
Total Aircraft	134	95	28	257	117	140

During fiscal 2008, the Company completed 20 sale-leaseback transactions, entered into new operating leases for 20 aircraft, returned ten aircraft to lessors and lost one leased aircraft in a helicopter accident. See page 14, “Helicopter Accident“. As a result of the foregoing transactions, the number of leased aircraft in the Company’s fleet increased by 29 during fiscal 2008, from 111 leased aircraft as at April 30, 2007 to 140 leased aircraft as at April 30, 2008.  The Company also purchased ten aircraft and disposed of seventeen aircraft. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company’s fleet decreased from 144 as at April 30, 2007 to 117 as at April 30, 2008.

Based on independent appraisals, the estimated fair market value of the Company’s owned aircraft fleet was $456.2 million as at April 30, 2008, exceeding its book value by approximately $25.3 million. See page 6, “Competitive Strengths – _Retention of Asset Value”. The appraisal surplus has declined from $33.1 million at April 30, 2007 to $25.3 million at April 30, 2008. This decline is primarily attributable to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Lease Obligations

The Company has entered into aircraft operating leases with 24 lessors on 140 aircraft included in the Company’s fleet at April 30, 2008.  At inception, the Company’s aircraft leases had terms not exceeding 9.5 years. At April 30, 2008, these leases had expiry dates ranging from fiscal 2009 to 2017. The total minimum lease payments under these aircraft operating leases totalled $645.6 million at April 30, 2008.  The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so.  With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. The Company has also given guarantees to certain lessors in connection with these aircraft leases.

In addition to payment under aircraft operating leases, the Company has minimum lease payments of $29.5 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 38, “Contractual Obligations” and also Notes 29 and 31 to the Company’s fiscal 2008 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2008, the Company had ordered and made deposits for a number of aircraft.  At April 30, 2008, the Company had committed to purchase 35 heavy and 36 medium aircraft, most of which are expected to be delivered in fiscal 2009 to fiscal 2012. Total capital committed to these purchases is approximately $989.3 million (US $979.9 million).  The Company also has options to purchase up to 33 additional aircraft over the next seven years. The Company expects that most of these aircraft will be used internally to support continued growth.

Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

Helicopter Accident

On February 26, 2008, the Company suffered the loss of one heavy AS332L2 aircraft in a helicopter accident off the coast of Brazil. Five people perished in the accident. The cause of the accident has not yet been ascertained as it is still under investigation by the Company and other agencies. The aircraft was being operated by BHS. The Company is still assessing the financial impact; however, this accident is not expected to have a material financial impact on the Company as all liabilities relating to this incident are expected to be covered by the Company’s insurance providers.

RESULTS OF OPERATIONS

Foreign Exchange

The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar. The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2008 was approximately $40.4 million. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant. Operating income was still negatively impacted by FX of approximately $11.0 million.  The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures.  In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments.  The Company has a policy which specifically prohibits the use of derivatives for speculative purposes. See page 34, “Liquidity and Capital Resources - Financing Activities”, page 36, “Financial Instruments” and page 45, “Risks and Uncertainties - Foreign Exchange Rate Risk.”

Segments

This MD&A provides certain financial and related information about the Company’s operating segments and also about their products and services, the geographic areas in which they operate and their major customers.  The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company’s consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole.  In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDAR and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance. For additional information about the Company’s segment revenues and segment EBITDAR, including a reconciliation of these measures to its consolidated financial statements, see Note 28 to the Company’s fiscal 2008 audited consolidated financial statements.

The Company reports its results under four segments.  The primary factors considered in identifying segments are:  consistency with the Company’s internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by the Company’s key decision makers to evaluate the results of operations. The Company’s four reporting segments are:

•
The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas and EMS/SAR customers in Australia, Africa, the Middle East, the Americas, Asia and other locations around the world, excluding Europe.

•
The European Operations segment provides offshore oil and gas flying operations from 22 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•
The Heli-One segment combines the Company’s helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers.  Heli-One operates repair and overhaul facilities located in Norway, Canada, the UK, the US, Australia and Africa.  Heli-One also performs composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other corporate costs in various jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

Total revenue for fiscal 2008 was $1,305.7 million, an increase of $156.6 million from revenue of $1,149.1 million for fiscal 2007. The increase of $156.6 million from fiscal 2007 includes revenue growth of $197.0 million offset by unfavourable FX of $40.4 million. The following are the primary reasons for the change in revenue:

(i)
Global Operations revenue increased by $109.2 million, excluding FX, over fiscal 2007 primarily due to increased flying revenue from new and expanded contracts in Australia, Kazakhstan, Africa and Southeast Asia, and the acquisition of BHS in March 2007. The acquisition of BHS has resulted in an increase in flying revenue of approximately $31.3 million compared to the prior year.

(ii)
European Operations’ revenue increased by $89.3 million, excluding FX, over fiscal 2007 due to new and renewed contracts and rate increases earned on new aircraft types including S92, EC225 and AW139 aircraft. These increases were partially offset by the impact of aircraft availability issues for new and existing aircraft in fiscal 2008.

(iii)
Heli-One’s external revenue decreased by $1.5 million, excluding FX, over fiscal 2007. This decrease was due to a reduction in external fleet revenue, primarily as a result of the acquisition of BHS in Brazil in the fourth quarter of fiscal 2007. External lease and PBH revenue from BHS are treated as internal revenue for Heli-One as of the date of consolidation of BHS.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

			Year Ended April 30
	2008	2007	Change	2008	2007	Change(i)
Industry Sector	(percentage of total revenue)			(in millions of Canadian dollars)
Oil and Gas	71.4%	69.9%	1.5%	$933.4	$803.4	$130.0
Repair and Overhaul	12.1%	13.9%	(1.8)%	158.3	159.3	(1.0)
EMS/ SAR	8.1%	7.0%	1.1%	105.9	80.7	25.2
Other	4.0%	6.4%	(2.4)%	52.0	73.3	(21.3)
Passenger Transportation	3.6%	2.3%	1.3%	47.2	26.8	20.4
Training	0.8%	0.5%	0.3%	8.9	5.6	3.3
Total	100.0%	100.0%	-	$1,305.7	$1,149.1	$156.6

(i)	The $130.0 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2008 and 2007:

Revenue Summary by Quarter
(in millions of Canadian dollars)

		Global	European	Total Flying		Corporate
Period		Operations	Operations	Segments	Heli-One	& Other	Total
Fiscal 2008	Q1	$123.9	$148.3	$272.2	$47.5	$0.2	$319.9
	Q2	125.7	150.3	276.0	42.0	0.1	318.1
	Q3	129.6	149.3	278.9	42.9	0.1	321.9
	Q4	134.0	170.5	304.5	41.0	0.3	345.8
		$513.2	$618.4	$1,131.6	$173.4	$0.7	$1,305.7
Fiscal 2007	Q1	$91.8	$132.9	$224.7	$38.4	$-	$263.1
	Q2	97.8	131.7	229.5	43.3	0.2	273.0
	Q3	119.7	135.5	255.2	45.5	0.1	300.8
	Q4	118.7	139.8	258.5	53.5	0.2	312.2
		$428.0	$539.9	$967.9	$180.7	$0.5	$1,149.1

The Company derives its flying revenue from two types of contracts.  Approximately 44% of the Company’s fiscal 2008 flying revenue (2007 – 45%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges.  Because of the significant fixed charge component of the Company’s flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization.  The following two tables provide, respectively, a quarterly summary of the Company’s flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2008 and 2007, in each case by segment.

Flying Hours
			Flying Hours			Number of Aircraft at Period End
		Global	European		Global	European
Period		Operations	Operations	Total	Operations	Operations	Heli-One	Total
Fiscal 2008	Q1	23,291	24,832	48,123	143	80	31	254
	Q2	24,129	25,406	49,535	137	83	37	257
	Q3	23,496	22,422	45,918	135	90	32	257
	Q4	24,883	23,538	48,421	134	95	28	257
		95,799	96,198	191,997

Fiscal 2007	Q1	19,502	24,240	43,742	132	76	44	252
	Q2	20,981	23,256	44,237	128	77	43	248
	Q3	21,547	21,556	43,103	128	75	47	250
	Q4	22,177	21,956	44,133	145	76	34	255
		84,207	91,008	175,215

Flying Revenue Mix – Hourly vs. Fixed
(in millions of Canadian dollars)
	Hourly		Fixed		Total
Segment	Fiscal 2008	Fiscal 2007	Fiscal 2008	Fiscal 2007	Fiscal 2008	Fiscal 2007
Global Operations	$132.1	$114.1	$327.3	$260.6	$459.4	$374.7
European Operations	328.5	282.4	268.4	231.9	596.9	514.3
	$460.6	$396.5	$595.7	$492.5	$1,056.3	$889.0

The Company utilizes primarily heavy aircraft in its European Operations segment and medium aircraft in its Global Operations segment.  As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2007 to fiscal 2008.

Flying Revenue Mix – Aircraft Type
(in millions of Canadian dollars)
			2008					2007
				Fixed					Fixed
Segment	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Wing	Total
Global Operations	$129.3	$284.6	$0.5	$45.0	$459.4	$87.8	$242.1	$0.9	$43.9	$374.7
European Operations	442.7	154.2	-	-	596.9	378.2	136.1	-	-	514.3
Total
Flying Revenue	$572.0	$438.8	$0.5	$45.0	$1,056.3	$466.0	$378.2	$0.9	$43.9	$889.0
Total %	54.2%	41.5%	0.0%	4.3%	100.0%	52.5%	42.5%	0.1%	4.9%	100.0%

Direct Costs

Direct costs for fiscal 2008 increased by $165.0 million to $1,089.7 million from $924.7 million for fiscal 2007. The increase from fiscal 2007 is primarily due to an increase in variable costs incurred to support revenue growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and Administration Costs

General and administration costs for fiscal 2008 decreased by $16.0 million to $27.4 million from $43.4 million for fiscal 2007. The decrease in costs of $16.0 million from fiscal 2007 is primarily due to a $5.2 million increase in service charges allocated to other operating segments as well as a decrease of $5.2 million in the Company’s SOX Section 404 project costs over the prior year. In addition, there was a gain on a derivative used as an economic hedge against the stock appreciation rights which resulted in a decrease of $2.6 million in compensation expense over the prior year. There was also a $1.4 million decrease in the provision for insurance claims for various insured risks over the prior year.

Amortization

Amortization expense increased $16.4 million to $81.7 million in fiscal 2008 from $65.3 million in fiscal 2007. The increase in amortization is due to an increase in spares (rotables), the increased value of aircraft in the fleet and an increase in the amortization rate on repairable assets (see page 57, “Change in Accounting Estimate”).

Restructuring

During the year ended April 30, 2008, the Company did not incur restructuring costs.

During the year ended April 30, 2007, the Company reversed $2.3 million of previously expensed restructuring costs as the liability was determined no longer necessary.  Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

Loss on Disposal of Assets

During fiscal 2008 the Company disposed of property and equipment, primarily aircraft (see page 12, “Fleet” and page 35, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $272.1 million, resulting in a net loss of $0.7 million and a deferred gain of $19.5 million. The latter related primarily to the 20 aircraft sale-leaseback transactions that occurred during the year. In addition, an impairment loss of $7.6 million was recorded as the difference between the carrying value and the estimated sales proceeds for aircraft held for sale resulting in a net loss of $8.3 million. The impairment loss is related to older technology aircraft, which have a high number of hours consumed on major components.  In addition, some of these aircraft were originally acquired in non-US dollar entities when the US dollar was much stronger. Due to the substantial weakening of the US dollar, a negative impact has resulted. This impairment loss is recorded in the operating results of Heli-One.

Operating Income

Operating income decreased by $16.4 million to $98.7 million in fiscal 2008 from $115.1 million in fiscal 2007. The decrease from 2007 was primarily attributable to an $11.0 million unfavourable FX impact. Also, the decrease from fiscal 2007 was due to a $6.4 million (excluding FX) decrease in the Global Operations segment, a $0.5 million (excluding FX) decrease in the European Operations segment and a $13.5 million (excluding FX) decrease in the Heli-One segment. These decreases are partially offset by a decrease in Corporate costs of $15.0 million (excluding FX).

Financing Charges

Financing charges for the fiscal year ended April 30, 2008 increased by $16.4 million to $74.7 million compared to $58.3 million in fiscal 2007. The increase in financing charges is due to an increase in foreign exchange losses of $5.1 million primarily related to embedded derivatives, an increase in interest on debt obligations of $4.6 million and amortization of guarantees of $3.2 million as a result of the implementation of the new Canadian GAAP financial instruments standards.

(in millions of Canadian dollars)	2008	2007
Interest on debt obligations	$56.5	$51.9
Amortization of deferred financing costs	0.7	1.4
Foreign exchange losses	13.3	8.2
Release of currency translation adjustment	-	(0.3)
Amortization of guarantees	3.2	-
Other interest income	1.0	(2.9)
Total	$74.7	$58.3

The average rate on the Company’s variable-rate senior credit facilities during fiscal 2008 was 5.9% compared to 5.8% in fiscal 2007.  In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased due to higher average borrowings primarily on capital expenditures and increased working capital in fiscal 2008 compared to fiscal 2007.

Equity Earnings (Loss) of Associated Companies

Equity earnings (loss) of associated companies decreased by $1.4 million to a loss of $0.3 million in fiscal 2008 from earnings of $1.1 million in fiscal 2007. The decrease is primarily due to a $1.4 million write-down of the investment in ACN during the year.

Income Taxes

The Company had an income tax provision of $8.0 million in fiscal 2008 compared to $16.8 million in fiscal 2007. This provision was comprised of the following:

(in millions of Canadian dollars)	2008	2007
Earnings from continuing operations before income taxes	$23.6	$57.8
Combined Canadian federal and provincial
statutory income tax rate	33%	34%
Income tax provision calculated at statutory rate	(7.8)	(19.7)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	13.1	12.9
Effect of change in tax law	0.6	(1.3)
Non-deductible items	(3.1)	(0.6)
Other foreign taxes	(6.9)	(7.8)
Non-taxable portion of capital gains	1.3	0.6
Non-taxable income	2.1	1.9
Valuation allowance	(5.2)	0.7
Other	(2.1)	(3.5)
Income tax provision	$(8.0)	$(16.8)

During fiscal 2008, legislation was enacted in Canada to further reduce the federal corporate income tax rate to 15% in phased reductions over the period 2008 to 2012 and to reduce the BC provincial income tax rate from 12% to 11% on July 1, 2008. As a result, the Company reduced the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $2.0 million.

Also during fiscal 2008, legislation was enacted in the UK to reduce the corporate income tax rate from 30% to 28% effective April 1, 2008.  As a result, the Company reduced the value of its future income tax liabilities on temporary differences in the UK by $2.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

The Company has accumulated approximately $168.6 million in non-capital tax losses of which $60.0 million is available to reduce future Canadian income taxes otherwise payable and $108.6 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2009	$7.0
2014	1.6
2015	11.7
2017	0.3
2026	33.5
2027	4.0
2028	2.7
Indefinitely	107.8
$168.6

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2008 decreased by $25.4 million to $15.6 million ($0.34 per share, diluted) from $41.0 million ($0.90 per share, diluted) in fiscal 2007. The decrease from fiscal 2007 was primarily the result of a decrease in operating income of $16.4 million and increased financing charges of $16.4 million offset by a lower tax provision of $8.8 million.

Net Earnings from Discontinued Operations

Net earnings from discontinued operations for fiscal 2008 increased by $14.2 million to $16.4 million ($0.35 per share, diluted) compared to $2.2 million for fiscal 2007 ($0.05 per share, diluted).  The increase over the prior year is due to the gain on the sale of Survival-One during fiscal 2008.

Extraordinary Item

During fiscal 2007, the Company acquired Heli-Dyne.  (See page 10, “Acquisitions“.)  The purchase price was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in negative goodwill, which was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million ($0.02 per share, diluted) was recorded as an extraordinary gain.

Net Earnings

Net earnings decreased by $12.0 million to $32.0 million ($0.69 per share, diluted) in fiscal 2008 compared to $44.0 million ($0.97 per share, diluted) in fiscal 2007. This reflects a $25.4 million decrease in net earnings from continuing operations, partially offset by an increase of $14.2 million in net earnings from discontinued operations.

Fourth Quarter 2008

Revenue for the fourth quarter of fiscal 2008 was $345.8 million, an increase of $33.6 million or 11% from the same period last year. This increase in revenue was due to an increase of over $60 million from the Global Operations and European Operations segments partially offset by a decrease in the Heli-One segment of $10.9 million and an overall unfavourable FX impact of $15.8 million. The following are the primary reasons for the change in revenue:

(i)	Global Operations revenue increased by $24.0 million, excluding FX, over the fourth quarter of fiscal 2007 primarily due to operational growth in Australia, Nigeria and Southeast Asia.
(ii)	European Operations revenue increased by $36.1 million, excluding FX, over the fourth quarter of fiscal 2007 due to rate escalations, new and renewed contracts and additional aircraft deployed.
(iii)
Heli-One’s external revenue decreased by $10.9 million, excluding FX, over the fourth quarter of fiscal 2007. This decrease was primarily due to a decline in external R&O revenue attributable to lower engine and dynamics maintenance output in Norway and decreased heavy maintenance in Norway and the US.

Operating income for the fourth quarter of fiscal 2008 was $12.6 million, a decrease of $15.8 million from the same period last year. This was due to decreases in Global Operations, European Operations and Heli-One of $2.5 million, $2.7 million and $16.8 million, respectively. The operating loss in Heli-One for the fourth quarter of fiscal 2008 reflects lower external revenues, a $4.4 million impairment charge on aircraft held for sale and a $3.3 million charge as a result of an increase in the amortization rate for repairable assets. These decreases were partially offset by reduced corporate costs.

The following table provides fourth quarter external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2008 and 2007.

	Segment Revenue from External Customers - Variance Analysis
	(in thousands of Canadian dollars)
	Fourth Quarter
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2007	$118,662	$139,848	$53,506	$180	N/A	$312,196
Foreign exchange impact (i)	(8,679)	(5,444)	(1,633)	1	N/A	(15,755)
Revenue increase (decrease)	23,989	36,106	(10,855)	120	N/A	49,360
Three months ended April 30, 2008	$133,972	$170,510	$41,018	$301	N/ A	$345,801
Total revenue increase (decrease)	$15,310	$30,662	$(12,488)	N/ A	N/ A	$33,605
% increase (decrease)	12.9%	21.9%	(23.3%)	N/ A	N/ A	10.8%
% increase (decrease) excluding FX	20.2%	25.8%	(20.3%)	N/ A	N/ A	15.8%

	Segment EBITDAR(iii) Variance Analysis
	(in thousands of Canadian dollars)
	Fourth Quarter
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2007	$35,502	$21,907	$78,846	$(11,509)	$(48,651)	$76,095
Foreign exchange impact (i)	(5,393)	(2,592)	(5,871)	(82)	-	(13,938)
Segment EBITDAR increase (decrease)	2,585	12,203	3,070	6,123	(12,169)	11,812
Three months ended April 30, 2008	$32,694	$31,518	$76,045	$(5,468)	$(60,820)	$73,969
Segment EBITDAR margin (ii)
- Last year	29.9%	15.7%	49.4%	N/ A	N/ A	24.4%
- This year	24.4%	18.5%	49.1%	N/ A	N/ A	21.4%
Total Segment EBITDAR increase (decrease)	$(2,808)	$9,611	$(2,801)	$6,041	$(12,169)	$(2,126)
% increase	(7.9%)	43.9%	(3.6%)	52.5%	N/ A	(2.8%)
% increase excluding FX	7.3%	55.7%	3.9%	53.2%	N/ A	15.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Segment EBITDA(iii) Variance Analysis
	(in thousands of Canadian dollars)
	Fourth Quarter
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2007	$5,928	$(582)	$54,191	$(11,509)	$-	$48,028
Foreign exchange impact (i)	(3,265)	(1,891)	(1,057)	(121)	-	(6,334)
Segment EBITDA increase (decrease)	533	288	(5,470)	6,162	-	1,513
Three months ended April 30, 2008	$3,196	$(2,185)	$47,664	$(5,468)	$-	$43,207
Segment EBITDA margin (ii)
- Last year	5.0%	(0.4%)	33.9%	N/ A	N/ A	15.4%
- This year	2.4%	(1.3%)	30.8%	N/ A	N/ A	12.5%
Total Segment EBITDA increase (decrease)	$(2,732)	$(1,603)	$(6,527)	$6,041	$-	$(4,821)
% increase (decrease)	(46.1%)	(275.4%)	(12.0%)	52.5%	N/ A	(10.0%
% increase (decrease) excluding FX	9.0%	49.5%	(10.1%)	53.5%	N/ A	3.2%

	Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	Fourth Quarter
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2007	$4,282	$(1,115)	$37,057	$(11,810)	$-	$28,414
Foreign exchange impact (i)	(3,301)	(1,772)	(1,118)	(122)	-	(6,313)
Operating income increase (decrease)	553	(724)	(15,646)	6,301	-	(9,516)
Three months ended April 30, 2008	$1,534	$(3,611)	$20,293	$(5,631)	$-	$12,585
Total operating income increase (decrease) $	(2,748)	$(2,496)	$(16,764)	$6,179	N/ A	$(15,829)
% increase (decrease)	(64.2%)	223.9%	(45.2%)	52.3%	N/ A	(55.7%)
% increase (decrease) excluding FX	12.9%	64.9%	(42.2%)	53.4%	N/ A	(33.5%)

(i)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(ii)	Segment EBITDAR and segment EBITDA as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iii)	See Note 28 to the Company’s fiscal 2008 audited consolidated financial statements.

Net earnings from continuing operations decreased by $24.9 million to $(13.2) million in the fourth quarter of fiscal 2008 from the same period in the prior fiscal year.  The decrease resulted from a decrease in operating income of $15.8 million and an increase in financing charges of $12.2 million partially offset by a lower tax provision of $3.2 million.  The increase in financing charges relates primarily to FX losses of $9.0 million, of which $6.2 million is related to embedded derivatives.

Net earnings for the fourth quarter of fiscal 2008 was $(13.2) million, a decrease of $26.7 million from the same period last year. This decrease resulted from a decrease in net earnings from continuing operations of $24.9 million and a decrease in net earnings from discontinued operations of $1.8 million due to the sale of Survival-One during fiscal 2008.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings (loss) from continuing operations, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share, net earnings (loss) per share from continuing operations and net earnings (loss) per share for each quarter of fiscal 2008, 2007 and 2006. All information has been reclassified from information previously presented to conform to the presentation of the fiscal 2008 audited consolidated financial statements.

		Net earnings			Total
		(loss) from	Net		long-term	Cash	Net earnings (loss) per
		continuing	earnings	Total	financial	dividends	share from continuing		Net earnings (loss)
Fiscal	Revenue	operations	(loss)	assets	liabilities	per share	operations		per share
2008		(in millions of Canadian dollars)				declared	Basic	Diluted	Basic	Diluted
Q1	$319.9	$11.8	$28.2	$2,000.2	$ 1,108.9	$-	$ 0.26	$ 0.26	$0.62	$0.61
Q2	318.1	10.5	10.5	1,987.5	1,106.0	0.50	0.23	0.23	0.23	0.23
Q3	321.9	6.5	6.5	2,131.3	1,151.7	-	0.14	0.14	0.14	0.14
Q4	345.8	(13.2)	(13.2)	2,277.4	1,190.8	-	(0.28)	(0.29)	(0.28)	(0.29)
Total	$1,305.7	$15.6	$32.0			$0.50	$ 0.35	$ 0.34	$ 0.71	$ 0.69

Fiscal
2007
Q1	$263.1	$9.0	$8.8	$ 1,838.2	$ 1,043.4	$-	$ 0.21	$ 0.19	$0.21	$0.19
Q2	273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.19	0.21	0.20
Q3	300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4	312.2	11.7	13.5	2,104.4	842.7	-	0.28	0.26	0.32	0.30
Total	$ 1,149.1	$41.0	$44.0			$0.50	$ 0.97	$ 0.90	$1.04	$0.97

Fiscal
2006
Q1	$243.0	$18.8	$19.2	$ 1,669.8	$ 975.2	$-	$ 0.45	$ 0.41	$0.46	$0.42
Q2	252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Total	$997.1	$89.7	$90.7			$0.40	$ 2.14	$ 1.95	$2.16	$1.97

There is some impact of seasonality in the quarterly results in the foregoing table.  The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Poor weather in the North Sea can inhibit flying during the winter months.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2008, in comparison to quarterly revenues for fiscal 2007, have been impacted by foreign exchange in the following amounts:  Q1-$2.3 million, Q2-$(6.3) million, Q3-$(20.7) million and Q4-$(15.7) million.

(i)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.
(ii)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.
(iii)	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.
(iv)
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

(v)	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.
(vi)	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.
(vii)	Results for Q1 of fiscal 2008 included an after-tax gain of $16.4 million for the sale of Survival-One and a tax recovery of $3.1 million as a result of a tax reduction in the United Kingdom.
(viii)
Results for Q2 of fiscal 2008 included foreign exchange losses of approximately $9.1 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(ix)
Results for Q3 of fiscal 2008 included foreign exchange gains of $4.8 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives.

(x)
Results for Q4 of fiscal 2008 included foreign exchange losses of $9.1 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives, a $4.4 million impairment charge on aircraft held for sale and a $3.3 million charge as a result of an increase in the amortization rate for repairable assets.

REVIEW BY SEGMENT – FISCAL 2008 COMPARED TO FISCAL 2007

The following table provides annual external revenue, segment EBITDAR(iii), segment EBITDA(iii) and operating income variance analysis between fiscal 2008 and 2007 for the Company’s operating segments. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

	Segment Revenue from External Customers - Variance Analysis
	(in thousands of Canadian dollars)
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2007	$427,956	$539,921	$180,613	$617	N/A	$1,149,107
Foreign exchange impact (i)	(23,974)	(10,879)	(5,635)	8	N/A	(40,480)
Revenue increase (decrease)	109,178	89,335	(1,517)	44	N/A	197,040
Year ended April 30, 2008	$513,160	$618,377	$173,461	$669	N/ A	$1,305,667
Total revenue increase (decrease)	$85,204	$78,456	$(7,152)	N/ A	N/ A	$156,560
% increase (decrease)	19.9%	14.5%	(4.0%)	N/ A	N/ A	13.6%
% increase (decrease) excluding FX	25.5%	16.5%	(0.8%)	N/ A	N/ A	17.1%

	Segment EBITDAR(iii) Variance Analysis
	(in thousands of Canadian dollars)
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2007	$135,131	$95,342	$273,174	$(41,338)	$(180,857)	$281,452
Foreign exchange impact (i)	(6,576)	(4,693)	(13,606)	(480)	-	(25,355)
Segment EBITDAR increase (decrease)	12,340	20,633	42,002	14,862	(39,108)	50,729
Year ended April 30, 2008	$140,895	$111,282	$301,570	$(26,956)	$(219,965)	$306,826
Segment EBITDAR margin (ii)
- Last year	31.6%	17.7%	47.7%	N/ A	N/ A	24.5%
- This year	27.5%	18.0%	49.1%	N/ A	N/ A	23.5%
Total Segment EBITDAR increase (decrease)	$5,764	$15,940	$28,396	$14,382	$(39,108)	$25,374
% increase	4.3%	16.7%	10.4%	34.8%	N/ A	9.0%
% increase excluding FX	9.1%	21.6%	15.4%	36.0%	N/ A	18.0%

	Segment EBITDA(iii) Variance Analysis
	(in thousands of Canadian dollars)
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2007	$34,151	$2,235	$185,957	$(41,338)	$-	$181,005
Foreign exchange impact (i)	(6,294)	(3,719)	(810)	(327)	-	(11,150)
Segment EBITDA increase (decrease)	(4,178)	(261)	8,511	14,709	-	18,781
Year ended April 30, 2008	$23,679	$(1,745)	$193,658	$(26,956)	$-	$188,636
Segment EBITDA margin (ii)
- Last year	8.0%	0.4%	32.5%	N/ A	N/ A	15.8%
- This year	4.6%	(0.3%)	31.5%	N/ A	N/ A	14.4%
Total Segment EBITDA increase (decrease)	$(10,472)	$(3,980)	$7,701	$14,382	$-	$7,631
% increase (decrease)	(30.7%)	(178.1%)	4.1%	34.8%	N/ A	4.2%
% increase (decrease) excluding FX	(12.2%)	(11.7%)	4.6%	35.6%	N/ A	10.4%

	Segment Operating Income Variance Analysis
	(in thousands of Canadian dollars)
	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2007	$30,051	$(1,290)	$127,705	$(41,410)	$-	$115,056
Foreign exchange impact (i)	(6,394)	(3,537)	(793)	(302)	-	(11,026)
Operating income increase (decrease)	(6,377)	(529)	(13,425)	14,970	-	(5,361)
Year ended April 30, 2008	$17,280	$(5,356)	$113,487	$(26,742)	$-	$98,669
Total operating income increase (decrease) $	(12,771)	$(4,066)	$(14,218)	$14,668	N/ A	$(16,387)
% increase (decrease)	(42.5%)	315.2%	(11.1%)	35.4%	N/ A	(14.2%)
% increase (decrease) excluding FX	(21.2%)	41.0%	(10.5%)	36.2%	N/ A	(4.7%)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(i)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(ii)	Segment EBITDAR and segment EBITDA as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iii)	See Note 28 to the Company’s fiscal 2008 audited consolidated financial statements.

Global Operations

The Global Operations segment consists of flying operations in Australia, Africa, the Middle East, the Americas, Asia and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2008 was $513.2 million, an increase of $85.2 million from revenue of $428.0 million in fiscal 2007. The increase included revenue growth of $109.2 million, partially offset by an unfavourable FX impact of $24.0 million.  The $109.2 million revenue growth was primarily due to increased flying activity from new and expanded contracts, as well as rate increases on a number of existing contracts in Australia, Nigeria, Kazakhstan, Africa and Southeast Asia, and the acquisition of BHS on March 8, 2007.  The acquisition of BHS in Brazil resulted in an increase in flying revenue of approximately $31.3 million in fiscal 2008, compared to fiscal 2007. These increases in revenue over the prior year are partially offset by a decrease relating to the sale of an aircraft for net proceeds of approximately $13.0 million in fiscal 2007. Total flying hours increased from 84,207 in fiscal 2007 to 95,799 in fiscal 2008, representing growth of 11,592 hours or 14%.

Segment EBITDAR for fiscal 2008 was $140.9 million, which is an increase of $5.8 million from segment EBITDAR of $135.1 million in fiscal 2007. This increase included segment EBITDAR growth of $12.4 million, partially offset by an unfavourable FX impact of $6.6 million. The segment EBITDAR increase is due to increased revenues partially offset by a decrease in segment EBITDAR margins over the prior year. Segment EBITDAR margins for Global Operations decreased from 31.6% in fiscal 2007 to 27.4% in fiscal 2008 mainly due to late delivery and serviceability issues in Brazil. In the prior year only two months of BHS operations were included in the Company results due to the acquisition of BHS in late fiscal 2007. Fiscal 2008 reflects a full year of BHS operations.  Segment EBITDAR margins were also impacted by costs related to the termination of contracts and employees in Africa due to the closure of several bases.  In addition, the segment EBITDAR margins decreased over the prior year due to a net decrease of $8.6 million in receivable provision reversals.

Global Operations added nine aircraft to its fleet since fiscal 2007, which is offset by aircraft returned to Heli-One for re-deployment and the sale and return of aircraft.  During fiscal 2008, Global Operations expensed $2.2 million (2007 - $3.6 million) in aircraft introduction costs. This is significantly lower than the aircraft introduction costs incurred by European Operations. The cost of introducing aircraft is not as significant for Global Operations as it is for European Operations for numerous reasons including the fact that most of these new aircraft are S76C++ aircraft, which are an advancement from previous S76 models but do not represent completely new aircraft types like the S92, EC225 and AW139.  New aircraft types require significant introduction costs primarily due to the training of personnel and serviceability issues related to unplanned maintenance and modification requirements. Global Operations experienced less aircraft down-time due to training as new crews were hired specifically to operate these new aircraft types.

Operating income for fiscal 2008 was $17.3 million, a decrease of $12.8 million from operating income of $30.1 million in fiscal 2007.  This decrease was due primarily to an increase in lease costs of $16.2 million due to higher value aircraft used by Global Operations on new and expanded contracts.

At April 30, 2008, there were 134 aircraft in this segment, consisting of 22 heavy, 92 medium, one light and 19 fixed-wing aircraft. This represents a decrease of 11 aircraft since the start of the fiscal year, which is primarily related to the redelivery of aircraft due to the termination of contracts in Africa. The fleet deployed in this segment consists primarily of medium aircraft such as S76 models, Bell 412, Eurocopter 365 models, and AW139 aircraft, but also includes a number of heavy aircraft, including the Super Puma, the S61N and the S92.

During fiscal 2008, Global Operations lost one heavy leased aircraft in a helicopter accident in Brazil. The cause of the accident has not yet been ascertained as it is still under investigation by the Company and other agencies. For additional details, see page 14, “Helicopter Accident“.

Approximately 75% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included ACN, Amerada Hess, Petrobras, MHS Aviation, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, ConocoPhillips, Phillips, Soekor, Sonair, the Ambulance Service of New South Wales, the Royal Australian Air Force, Victoria Police, and Agip.

During fiscal 2008 the Company was awarded the following new contracts and contract renewals:

•
a new three-year contract (plus two one-year extension options) with Shell Philippines Exploration B.V. (“SPEX”), for one S76C++ helicopter in support of SPEX offshore operations in the Philippines.  The contract commenced in January 2008 and is an upgrade from a S76A++ that CHC is currently operating for SPEX.

•
a new 18-month contract (plus two one-year extension options) with Caspi Meruerty Operating Company B.V. (“CMOC”) for one Eurocopter AS365N3 Dauphin helicopter in support of CMOC’s operations in Kazakhstan.  The contract commenced in August 2007 and is both a new customer and a new market for CHC.

•
a two-year contract extension with BP Exploration (Caspian Sea Ltd.) for one Eurocopter AS332L and one AS332L1 Super Puma in Baku.  The Super Puma will replace a S61N that was part of the original contract; in addition CHC will continue to operate one S76C+ and one S76A++.  The contract was extended in September 2007.

•
a five-year extension with DeBeers Marine Namibia (PTY) Ltd. (“DeBeers”) for two refurbished S76A++ helicopters.  The extension is retroactive to April 2007 and the helicopters will support DeBeers’ operations in Namibia.

•
a contract upgrade with ExxonMobil Canada Properties Ltd. in Nova Scotia, Canada.  The existing S61N was replaced with one Eurocopter AS332L, which will be utilized for the life of the contract.  The original contract term was from October 2005 until September 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

European Operations

The European Operations segment consists primarily of flying operations in the UK, Norway, Ireland, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Revenue for fiscal 2008 was $618.4 million, an increase of $78.5 million from revenue of $539.9 million earned in fiscal 2007. This increase was attributable to an increase of $89.3 million in revenue and an unfavourable FX impact of $10.8 million. Revenue increased due to new and renewed contracts with the UKMCA, StatoilHydro, Maersk, GDF Production Nederland BV, Total and Perenco. In addition, rate escalations on new aircraft types including the EC225 and S92 have contributed to increased revenue.  Flying hours increased from 91,008 hours in fiscal 2007 to 96,198 hours in fiscal 2008, representing growth of 5,190 hours or 6%.

Although service to the UKMCA began during the first quarter of fiscal 2008, this contract and the associated facilities are considered to be in a pre-operating phase due to the transition period required to set-up new bases and train new crews on new aircraft types. Certain expenses incurred during the pre-operating phase have been deferred and any revenue earned in this period has been offset against these deferred costs. Therefore, the impact of this new contract on earnings will not be realized in its entirety until the pre-operating period is complete. The transition of the first three bases was completed during the year with all bases expected to be fully operational by the first quarter of fiscal 2009.

Segment EBITDAR for fiscal 2008 was $111.3 million, up $16.0 million from segment EBITDAR of $95.3 million in fiscal 2007. This increase was due to an increase in segment EBITDAR of $20.6 million, partially offset by an unfavourable FX impact of $4.6 million.  The increase in segment EBITDAR is primarily due to segment EBITDAR earned on increased revenue.  Segment EBITDAR margins have increased slightly over the prior year despite the cost of introducing aircraft during the year and the impact of the late delivery of certain new aircraft.

European Operations has added 23 aircraft to its fleet since fiscal 2007, which is partially offset by aircraft returned to Heli-One for redeployment. Most of the aircraft added to the fleet are new aircraft types including the AW139, S92 and EC225.  The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $7.0 million (2007 - $7.8 million) expensed during fiscal 2008 primarily relating to the training of personnel. The cost of introducing aircraft has been significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

European Operations has also experienced a high number of late deliveries and availability issues on new and older aircraft during fiscal 2008.  This has resulted in older aircraft substituting on certain contracts at lower rates and reduced revenue as aircraft were unable to operate on contract, both of which have negatively impacted margins. The segment EBITDAR impact of late deliveries and aircraft availability issues for fiscal 2008 totalled approximately $9.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2008, European Operations experienced an operating loss of $5.4 million, which is an increase of $4.1 million from operating loss of $1.3 million in fiscal 2007. This increased loss is primarily due to increased lease costs of $19.9 million and an unfavourable FX impact of $3.5 million, partially offset by increased segment EBITDAR. Lease costs increased due to the addition of higher value, new technology aircraft in the European Operations fleet and short-term lease costs incurred on aircraft required to address serviceability issues and late deliveries from OEMs.

At April 30, 2008 there were 95 aircraft in this segment, consisting of 62 heavy and 33 medium aircraft. Included in the heavy aircraft were 34 Super Pumas (16 Super Puma MkIIs), 14 S92 aircraft and three EC225 aircraft.

In fiscal 2008, approximately 72% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment during fiscal 2008 included Apache, bp, Total, Maersk, StatoilHydro, Nexen, Marathon, Tullow Oil, Perenco UK Limited, Petro-Canada, Wintershall and the UKMCA.

 During fiscal 2008 the Company was awarded the following new contracts and contract renewals:

•
two major contracts by StatoilHydro, Norway for provision of helicopter services in the Norwegian Sea.  The Company believes that this is the largest bundle of helicopter services contracts ever awarded, with a total value of approximately $1.1 billion, over the fixed and option periods.  The contract details are as follows:

1.
a five-year contract for the provision of five Sikorsky S-92 and two EC225 aircraft in support of Statoil's offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up Eurocopter AS332L2 in Bergen.  The operation in Floroe will commence in June 2009 and the contract in Bergen in January 2010.  The contract includes options for up to four additional years.

2.
a seven-year contract for the provision of two all-weather Search and Rescue EC225 aircraft.  One helicopter will be based at Statoil's Statfjord field in the North Sea, and the other in Bergen as back-up for this service.  Commencing in March 2009, the contract includes options for up to four additional years.

•
a five-year contract renewal by StatoilHydro for the provision of helicopter services in support of StatoilHydro’s offshore operations.  The contract will commence on July 1, 2009 and is anticipated to generate up to $170 million over the five-year extension period.

•
a contract renewal and upgrade with StatoilHydro for the provision of one EC225 all-weather search and rescue helicopter in support of StatoilHydro’s offshore operations in the North Sea.  The helicopter will be based at StatoilHydro’s Oseberg field and is an addition to the contract awarded in June 2007.  The 7.5-year contract term will commence in October 2008, with additional options of up to four years.  This contract extension and upgrade is valued at approximately $115 million over the contract term, excluding option periods.

•
a five-year contract renewal by GDF Production Nederland BV in Den Helder.  The contract was renewed in June 2007 and is expected to generate revenue of approximately $55 million over the five-year extension period.

Heli-One

The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia, the Netherlands, Africa, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One performs composite aerospace component manufacturing.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table provides annual financial information (in thousands of Canadian dollars) on
Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).
	Fleet		R&O		Total
	Fiscal 2008	Fiscal 2007	Fiscal 2008	Fiscal 2007	Fiscal 2008	Fiscal 2007
Revenue
External
PBH/ R&O	$-	$-	$158,301	$149,143	$158,301	$149,143
Lease	15,160	21,338	-	-	15,160	21,338
Other(i)	-	-	-	10,132	-	10,132
Total	15,160	21,338	158,301	159,275	173,461	180,613
Internal
PBH/R&O	-	-	224,428	208,174	224,428	208,174
Lease	216,486	181,200	-	-	216,486	181,200
Other(i)	-	-	-	2,146	-	2,146
Total	216,486	181,200	224,428	210,320	440,914	391,520
Total Revenue	231,646	202,538	382,729	369,595	614,375	572,133

Direct costs(ii)	(19,493)	(18,839)	(293,312)	(280,120)	(312,805)	(298,959)
Segment EBITDAR(ii)	212,153	183,699	89,417	89,475	301,570	273,174
Segment EBITDAR margin	91.6%	90.7%	23.4%	24.2%	49.1%	47.7%
Aircraft lease and associated costs(ii)	(107,352)	(87,217)	(560)	-	(107,912)	(87,217)
Segment EBITDA(ii)	$104,801	$96,482	$88,857	$89,475	193,658	185,957
Segment EBITDA margin	45.2%	47.6%	23.2%	24.2%	31.5%	32.5%
Amortization					(70,575)	(56,474)
Restructuring recovery					-	991
Loss on disposal of assets					(9,596)	(2,769)
Operating income					$113,487	$127,705

(i)	Other consists of the trading surplus business which was disposed of in fiscal 2007.
(ii)	See Note 28 to the Company’s fiscal 2008 audited consolidated financial statements.

Heli-One’s third-party revenue for fiscal 2008 was $173.5 million, of which approximately 50% was derived from long term contracts, compared to $180.6 million in fiscal 2007. The $7.1 million decrease in third-party revenue was due to a decrease in both fleet and R&O revenue totalling $1.5 million and an unfavourable FX impact of $5.6 million. External fleet revenue has decreased $6.2 million (without adjusting for the impact of FX) due to the acquisition of BHS in Brazil in the fourth quarter of fiscal 2007. External lease and PBH revenue from BHS are treated as internal revenue for Heli-One as of the date of consolidation of BHS. External R&O revenue has decreased by $1.0 million (without adjusting for the impact of FX) due to the cancellation of a PBH contract in the UK, the acquisition of BHS and the divestiture of the non-core trading and surplus business in fiscal 2007. These decreases were partially offset by increased third party base maintenance work in Norway, Canada and the US along with an increase in engine maintenance output in Norway.

Heli-One’s internal revenues increased by $49.4 million to $440.9 million in fiscal 2008 from $391.5 million in fiscal 2007. This increase is due to increases in both internal fleet leasing and R&O revenue. Internal fleet revenue has increased by $35.3 million, due to incremental revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations. Internal R&O revenue has increased by $14.1 million due to the consolidation of BHS and PBH earned on increased flying hours.  Internal revenues are expected to continue to grow, excluding the impact of FX, as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for fiscal 2008 was $301.6 million, an increase of $28.4 million from segment EBITDAR of $273.2 million in fiscal 2007. This increase was due to increased EBITDAR of $42.0 million earned on increased activity partially offset by an unfavourable FX impact of $13.6 million.  Segment EBITDAR from fleet leasing has increased by $28.4 million, without adjusting for the impact of FX, due to an increase in the number and value of aircraft in the fleet compared to fiscal 2007. This accounts for the improvement of segment EBITDAR margins from 47.7% in fiscal 2007 to 49.1% in fiscal 2008. Segment EBITDAR from R&O has decreased slightly compared to the prior year. Segment EBITDAR was reduced by lower margins on heavy maintenance in Norway, which included a one-time performance related charge of $1.1 million. The retirement and sale of old technology aircraft also negatively impacted segment EBITDAR from R&O during the year. In addition, the move to the new Boundary Bay facilities resulted in reduced external activity and the accumulation of move related costs.

The Company’s strategy is to build its internal maintenance repair and overhaul (“MRO”) capabilities through Heli-One in order to achieve control over maintenance programs, deploy and re-deploy aircraft faster and reduce short and long-term maintenance costs. Building in-house capabilities takes considerable time and requires capital investment to acquire spares, tooling and facilities.  It is important to note that, to date, the Company has been expensing PBH on new aircraft types from the first day of flying despite light maintenance early in the life of an aircraft, and the existence of warranty programs from OEMs. The Company believes that it is well-positioned to achieve this strategy through its Boundary Bay MRO facility. The Company moved its Vancouver repair and overhaul shops and Heli-One administration offices to its new Boundary Bay facilities during the year.

During the second quarter of the current year, Heli-One signed agreements that provide for the exit from PBH support agreements on the S92 and AW139 helicopters owned and/or operated by the Company. In addition, during the third quarter Heli-One notified a PBH provider of its intention to exit from additional PBH support agreements. The exit from these agreements is expected to occur during fiscal 2009.  As a result of the exits from various PBH support programs, Heli-One has recorded a recovery of prepaid maintenance for certain major components.  The estimated net favourable segment EBITDAR impact as a result of the exit from third-party PBH agreements for the year ended April 30, 2008 was $33.3 million. If Heli-One had not been on these PBH maintenance programs during fiscal 2008, it is expected that maintenance expense would not have been significantly different than PBH maintenance expense recorded by Heli-One after inclusion of the PBH refunds recorded during fiscal 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The number of aircraft in the Heli-One fleet has decreased by six aircraft to 28 aircraft at April 30, 2008 compared to 34 aircraft at April 30, 2007. The decrease is due to the disposition of older technology aircraft during the quarter and the deployment of new aircraft to the Company’s flying operations. This is partially offset by the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and aircraft that have been returned from the Company’s flying operations for disposal. Of the 28 aircraft in the Heli-One fleet, two aircraft are undergoing post-delivery modifications, two are undergoing major inspections/modification work, 16 aircraft are leased to third parties including customers in Mexico and the US and eight aircraft are held for sale.  In addition to these aircraft, the 21 older rotary and fixed-wing aircraft currently deployed in flying operations will be coming off contract during fiscal 2009 and are held for sale.

Operating income for fiscal 2008 was $113.5 million, a decrease of $14.2 million from operating income of $127.7 million in fiscal 2007.  This decrease was due primarily to an increase in amortization of $14.1 million.  Amortization increased over fiscal 2007 due to an increase in spares (rotables), the increased value of aircraft in the fleet and a change in the amortization rate for repairable assets. Loss on disposal of assets also contributed to the decrease as a $7.6 million impairment charge was recorded on aircraft held for sale. The impairment loss is related to older technology aircraft, which have a high number of hours consumed on major components. In addition, some of these aircraft were originally acquired in non-US dollar entities when the US dollar was much stronger. Due to the substantial weakening of the US dollar, a negative impact has resulted.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. The Company has 71 aircraft (35 heavy and 36 medium aircraft) on order, expected to be delivered in fiscal 2009 to fiscal 2012. The Company expects that the majority of these aircraft will be used internally to support continued growth. With the addition of new maintenance, repair and overhaul capabilities, Heli-One will have the ability to support all of the newly introduced helicopter types, including the EC225, S76 and S92 and AW139.  This will prove valuable as Heli-One builds its in-house major component overhaul capability in the new Boundary Bay facility.

During and subsequent to fiscal 2008 the Company announced the following contracts and contract renewals:

•
a new maintenance support contract with Lider Taxi Aereo S.A. – Air Brasil (“Lider Aviacao”) of Brazil.  Lider Aviacao will send various component units to Heli-One for overhaul on an exchange basis.  Main, intermediate and tail gearboxes, along with other major components for Lider Aviacao’s fleet of S76, Bell 212 and Bell 412 helicopters will be overhauled by Heli-One and exchange units will be provided.

•
new purchase contracts for delivery of twelve new S92 helicopters with Sikorsky Aircraft Corporation (“Sikorsky”), and thirteen AW139 helicopters with Agusta S.p.A. (“Agusta”).  The first S92 helicopter from this order is expected to be delivered to CHC in June 2009 with deliveries continuing through March 2012.  The first AW139 helicopter from this order has already been delivered this year, with deliveries continuing through late 2011.

•
a helicopter support contract with HeliSureste, the on-shore division of the Inaer Group in Spain.  The contract is for follow-on support of 76 PT6T power sections and associated combining gearboxes.  The contract, which commenced May 1, 2008, is valued at approximately $4.5 million (Canadian dollars) over the three year contract term.  This contract follows a contract renewal on January 1, 2008 with Helicsa, the offshore division of Inaer Group, for power by the hour support of three S61N Search and Rescue helicopters.  The three year renewal covers T58 engines and major components on each of the aircraft and is valued at approximately $3.6 million.

Corporate and Other Segment

Corporate segment EBITDAR of $(27.0) million in fiscal 2008 improved by $14.4 million from fiscal 2007. This improvement was due to decreased costs of $14.9 million, partially offset by an unfavourable FX impact of $0.5 million.  The decrease in costs of $14.4 million from fiscal 2007 is due primarily to a $5.2 million increase in service charges allocated to other operating segments as well as a decrease of $5.2 million in the Company’s SOX Section 404 project costs over the prior year. In addition, there was a gain on a derivative used as an economic hedge against the stock appreciation rights which resulted in a decrease of $2.6 million in compensation expense over the prior year. There was also a $1.4 million decrease in the provision for insurance claims for various insured risks over the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash used in operating activities for fiscal 2008 was $29.3 million, compared to cash provided by operating activities of $22.3 million in the prior year. This included an increase in non-cash working capital of $68.2 million.  The cash used in operating activities of $29.3 million is primarily due to net earnings from continuing operations of $15.6 million net of $81.7 million in amortization, $21.5 million related to defined benefit pension plan net cash outflows, $13.6 million related to prepaid aircraft rental and $13.6 million related to pre-operating expenses and various other charges in items not involving cash.

 The change in non-cash working capital was impacted by the following items:

•
An increase in trade receivables of $64.7 million over the prior year, partly due to an increase in activity but primarily due to an increase in the number of days sales were outstanding in trade receivables from 66 days at April 30, 2007 to 84 days at April 30 2008.  The increase in days sales in trade receivables was related to an increase in the amount due from Global Operations customers, including ACN where delays in payments occurred during fiscal 2008.

•
An increase in other receivables of $19.5 million over the prior year due, primarily due to estimated refunds of prepaid maintenance relating to the exit from certain third party PBH maintenance programs.

•
A decrease in prepaid expenses of $11.7 million over the prior year, primarily due to the conversion of security deposits paid to lessors into junior loans receivable as a result of leases commencing during the year.

•	An increase in payables and accruals of $17.8 million over the prior year primarily due to an increase in trade and other payables as a result of increased activity during the year.

The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As at April 30, 2008 the Company had unused borrowing capacity under its credit facilities of $83.5 million (2007 - $38.3 million) and cash and cash equivalents of $72.4 million (2007 - $89.5 million), for a total of $155.9 million (2007 -$127.8 million).  The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion.  The Company’s growth strategy includes the pursuit of various acquisition targets. Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft. Aircraft are sometimes acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

There are no material or legal restrictions on the ability of the Company to obtain cash from its subsidiaries. Certain jurisdictions that the Company operates in give rise to practical restrictions on the ability of the Company to obtain cash from its subsidiaries due to central banking legislation in these jurisdictions. These restrictions have not and are not expected to have an impact on the Company’s ability to meet its obligations. There are no material trends and no expected material fluctuations in the Company’s liquidity position. The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity. There are also currently no liquidity problems associated with the Company’s financial instruments. However, changes in FX rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material.  See page 36, “Financial Instruments“.

Financing Activities

Cash flow from financing activities was $49.8 million for fiscal 2008, compared to $207.3 million for fiscal 2007.  Total debt increased by $39.3 million during the year from $840.6 million at April 30, 2007 to $879.9 million at April 30, 2008.  The $39.3 million increase was comprised of an increase in debt of $71.1 million offset by favourable FX of $31.8 million.

During fiscal 2008, the Company reached an agreement with Royal Bank of Scotland (“RBS”) and Export Development Canada to expand an existing CHC/RBS lease facility by US $225 million.  This provides CHC with the ability to lease a variety of different aircraft types flying in multiple jurisdictions around the world. This lease facility is available for funding until at least April 2009. The portion of the lease facility currently undrawn is available for funding until April 2009.

During the third quarter of fiscal 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” in the consolidated financial statements, as the facility was due for renewal in December 2007.  During the first quarter of fiscal 2008, the Company reclassified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the financial statements, as the facility was renewed with the maturity extended to September 2010.

To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 36, “Financial Instruments”.  At April 30, 2008 the Company’s total net debt was denominated in the following currencies:

	Debt in functional currency		Canadian equivalent
Currency	(millions)		(millions)
UK pound sterling		£4.0	$8.1
Euro		€19.9	31.2
Canadian dollar		$353.2	353.2
US dollar	USD	415.2	419.1
Norwegian kroner	NOK	342.2	67.5
Brazilian real	BRL	1.2	0.7
Cash (various currencies)			(72.4)
Total net debt			$807.4

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments.  The Company’s ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company’s control. At April 30, 2008 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2008 the Company declared an annual dividend of $0.50 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $22.9 million). Of this, dividends totalling $11.4 million were paid by April 30, 2008.  During fiscal 2007, the Company declared an annual dividend of approximately $21.9 million or $0.50 per share, $10.6 million of which was paid in fiscal 2007 with the remaining $11.3 million paid in fiscal 2008. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan was $1.7 million during fiscal 2008 (2007 - $6.3 million). The fiscal 2007 amount of $6.3 million primarily related to the exercise of 792,000 options into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.

At April 30, 2008, long-term debt (including current portion) totalled $879.9 million (2007 - $840.6 million) and shareholders’ equity totalled $575.8 million (2007 - $551.3 million). The long-term debt to equity ratio was 1.5:1 at April 30, 2008, compared to 1.5:1 at April 30, 2007.

Investing Activities

Cash used in investing activities was $68.0 million in fiscal 2008. Property and equipment additions of $251.6 million were comprised of (i) $63.7 million for the purchase of ten aircraft (three aircraft purchased during the year were paid for subsequent to the end of the year and seven aircraft purchased during the year were sold and leased back), (ii) $31.2 million for aircraft modifications, (iii) $62.6 million related to buildings and other equipment, primarily for the new Boundary Bay R&O facility; and (iv) $94.1 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types. The aircraft expenditures of $63.7 million consisted of aircraft purchases of $105.4 million less the application of deposits on these aircraft of $41.7 million. The Company advanced new aircraft deposits during the year of $64.6 million toward future aircraft purchases. The Company novated certain of its aircraft purchases to lessors during the year and has been reimbursed $41.6 million in deposits from aircraft manufacturers resulting in net payments of aircraft deposits of $23.0 million.

Capital expenditures during fiscal 2008 for helicopter major inspections totalled $23.3 million.  These expenditures were financed from net proceeds totalling $272.1 million, primarily from proceeds received on 20 sale-leaseback transactions and the disposal of seventeen aircraft.

Cash used for investing activities was $165.3 million in fiscal 2007. Property and equipment additions of $393.2 million were comprised of (i) $245.3 million for the purchase of 35 helicopters (five aircraft purchased off-lease), including 24 that were subsequently leased through sale-leaseback transactions, (ii) $18.1 million for aircraft modifications, (iii) $39.4 million related to buildings and other equipment; and (iv) $90.4 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types.  The aircraft expenditures of $245.3 million consisted of aircraft purchases of $330.4 million less the application of deposits on these aircraft of $85.1 million. The Company advanced new aircraft deposits during the year of $87.6 million toward future aircraft purchases. The Company novated certain of its aircraft purchases to lessors during the year and has been reimbursed $40.9 million in deposits from aircraft manufacturers resulting in net payments of aircraft deposits of $46.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital expenditures during fiscal 2007 for helicopter major inspections totalled $30.1 million.  These expenditures were financed from net proceeds totalling $318.3 million, primarily from proceeds received on 28 sale-leaseback transactions and the disposal of 13 aircraft.

The Company had no other material capital expenditure commitments at April 30, 2008 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 14, “Fleet -Commitments to Acquire New Aircraft.“  See also Note 29 to the Company’s fiscal 2008 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments for the Company, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of  these debt instruments is as follows (in millions of Canadian dollars):

	2008		2007
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7⅜%)	$407.2	$400.2	$429.4	442.7

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. The Company does not enter into derivative transactions for speculative or trading purposes.

Throughout the year ended April 30, 2008, the Company continued its designation of its pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK and the Netherlands, respectively.  As a result of these effective hedging relationships, revaluation gains and losses on the debt and net investments are recognized in other comprehensive earnings. These gains and losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2008 are as follows:

		Notional	Fair market value
		amount	Gain (loss)
Hedging Item	Maturity	(millions)	(millions)
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various (i)	$163.9	$4.4
Sell pound sterling; buy euro	Various (i)	€32.4	5.1
Sell Norwegian kroner; buy pound sterling	May 2008	£5.0	(0.8)
Sell Norwegian kroner; buy Australian dollar	June 2008	AUD 12.5	-
			$8.7
(i) With expiration throughout to fiscal 2011.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.  The maximum amount that would be at risk if the counterparties to these contracts failed completely to perform under the contracts is $9.2 million as at April 30, 2008 (2007 - $3.8 million).

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt.  The Company’s current exposure to interest rates was such that fixed and variable rates were appropriately balanced at April 30, 2008 without the use of interest rate derivative instruments.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base.  Included in accounts receivable is an allowance for doubtful accounts of $3.1 million at April 30, 2008 (2007 - $8.4 million). As at April 30, 2008, the Company had receivables of $73.0 million ($2007 - $25.4 million) due from ACN, which represented 19% (2007 – 9%) of the total receivables balance.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has entered into guarantees and leasing arrangements that can be considered as off-balance sheet arrangements.

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2008, was approximately $146.1 million (2007 - $179.5 million).  The Company does not anticipate incurring any liability or loss with respect to these guarantees.

At April 30, 2008 the Company operated 17 aircraft (2007 – 16 aircraft) under operating leases with five entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2016.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Based on appraisals by independent helicopter valuation companies as at April 30, 2008, the estimated fair market value of the aircraft leased from VIEs is $124.6 million (2007 - $94.3 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $15.9 million (2007 - $14.4 million).

CONTRACTUAL OBLIGATIONS

The following table contains a summary of the Company’s obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2008. Additional information is contained in Notes 17, 29 and 35(b) to the Company’s fiscal 2008 audited consolidated financial statements.

Payments due by period
(in millions of Canadian dollars)
		Less than 1			More than 5
Contractual obligations	Total	year	1-3 years	4-5 years	years
Long-term debt	$479.7	$67.2	$379.1	$14.8	$18.6
Senior subordinated notes (7⅜%)	400.2	-	-	-	400.2
Operating lease (aircraft)	645.6	117.2	211.4	175.4	141.6
Operating lease (other)	29.5	4.4	6.2	5.1	13.8
New aircraft commitments	989.3	320.3	520.7	148.3	-
Total contractual obligations	$2,544.3	$509.1	$1,117.4	$343.6	$574.2

DEFINED BENEFIT PENSION PLANS

Approximately 31% of the Company’s active employees are covered by defined benefit pension plans. At April 30, 2008, the Company had a net unfunded deficit of $23.8 million relating to defined benefit pension plans that are required to be funded, compared to $23.6 million at April 30, 2007, an increase of $0.2 million.  Of the $23.8 million unfunded deficit at April 30, 2008, $27.6 million and $7.8 million were related to plans in the UK and Norway, respectively. These deficits were offset by a surplus of $6.7 million in the Netherlands plan and $4.9 million in one of the Norwegian plans.  In addition, at April 30, 2008, the Company had a deficit of $48.4 million related to plans that do not require funding, compared to a deficit of $53.6 million for those plans at April 30, 2007.

Pension expense for fiscal 2008 was $22.0 million, compared to $20.9 million for fiscal 2007.

While the asset mix varies in each plan, overall the asset mix was 39% equities, 35% fixed income and 26% money market as at April 30, 2008.

SHARE DATA
The Company’s share capital as at April 30 was comprised of the following:
	Number of Shares		Consideration
(amounts in thousands)	2008	2007	2008	2007
Class A subordinate voting shares	40,003	39,858	$237,233	$235,346
Class B multiple voting shares	5,859	5,863	18,267	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee
share purchase loans	-	-	(1,144)	(1,254)
			$254,356	$252,505
Contributed surplus			$6,209	$5,042

Class A subordinate voting shares that would be issued upon conversion of the following:
			2008	2007
Class B multiple voting shares			5,859	5,863
Stock options			2,141	2,232

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million.  Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share.  The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (see Note 26 to the Company’s fiscal 2008 audited consolidated financial statements).

The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2008.  As a result, the employee share purchase loans, of $1.1 million at April 30, 2008 (2007 - $1.3 million), are deducted from shareholders’ equity.  Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary.  Upon termination of employment, the loans are required to be repaid within 60 days.

During the first two months of fiscal 2009, the Company issued 7,485 Class A subordinate voting shares for consideration of approximately $0.2 million.

SEASONALITY

See page 22, “Results of Operations – Quarterly Information” for discussion on the impacts of seasonality.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES

The following is a summary of the Company’s significant business risks. The risks described below are not the only ones faced by the Company.  Additional risks may impair its business operations.  The Company’s business, results of operations, or financial condition could be materially adversely affected if any of these risks materialize.

Dependent on the Level of Activity in the Oil and Gas Industry

The Company’s operations are largely dependent upon the level of activity in the oil and gas industry. To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the Company’s control. The Company cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on the business, financial condition and results of operations. For the fiscal years ended April 30, 2008 and 2007 revenue generated by helicopter transportation services for the oil and gas industry was approximately 71% and 70%, respectively, of the Company’s total revenue.

Cost Reduction Methods Undertaken by Oil and Gas Companies

Companies in the oil and gas production and exploration sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations.  For example, companies have reduced manning levels on both old and new installations by using new technology to permit unmanned installations. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on the business, financial condition and results of operations.

Competitive Markets

Many of the markets in which the Company operates are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins.  Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources.  In the Company’s medium and heavy helicopter operations, for which helicopters comprising 92% of the Company’s helicopter fleet at April 30, 2008 are used, the Company competes against a number of helicopter operators including Bristow Group Inc., which is the other major global commercial helicopter operator, and other local and regional operators.  In addition, many of the Company’s customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

Competition from Original Equipment Manufacturers/Suppliers

The Company’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, the Company’s main competitors are also its main parts suppliers, which could result in its inability to obtain parts in a timely manner in required quantities at competitive prices.

Long-Term Contracts

The Company relies on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, the Company’s revenues could suffer.  The Company derives a significant amount of its revenue from long-term offshore helicopter support contracts with oil and gas companies.  A substantial number of its long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The pricing for the bidding process for both PBH and flying contracts requires cost estimates. Unanticipated costs or cost increases could materially affect the profitability of these long-term contracts. The loss of one or more of these large contracts could have a material adverse effect on the business, financial condition and results of operations.

Acquisition of Aircraft

If the Company is unable to acquire the necessary aircraft or insurance, it may not be able to take advantage of growth opportunities. There are lead times of approximately 30 months to obtain the primary new heavy and medium aircraft types most often required by the Company’s customers. Although the Company has been able to acquire sufficient aircraft to date, a lack of available aircraft or the failure of the Company’s suppliers to deliver the aircraft the Company has ordered on a timely basis could limit the Company’s ability to take advantage of growth opportunities.

Insurance

Helicopter operations involve risks that may not be covered by the Company’s insurance or may increase the cost of the Company’s insurance.

The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. The Company’s reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for the Company’s pilots in Europe, Africa and Australia.
(ii)	Death and disability insurance for employees of the Company’s Norwegian operations.
(iii)	Valuation rate protection for the pension plan for employees of the Company’s Norwegian operations.
(iv)	Benefit plans of various operating subsidiaries.

The Company has not been exposed to any significant losses in connection with its reinsurance business.

Inherent Risk

Operation of helicopters involves some degree of risk.  Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations.  The Company’s inability to renew its liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of the Company’s helicopters could adversely affect its operations and financial condition. The Company believes it is adequately covered by insurance in light of the historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which the Company operates and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. Furthermore, the Company is not insured for loss of profit or use of its helicopters.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company maintains a flight safety organization that is responsible for ensuring compliance with safety standards within the organization and the requisite proficiency among flight crews.  The Company’s safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that the Company’s standards meet their requirements.

Government Regulations

If the Company is unable to maintain required government-issued licenses for its operations, it will be unable to conduct helicopter operations in the applicable country.

(i)	Europe

Approximately 47% of the Company’s revenue for the fiscal year ended April 30, 2008 originated from helicopter flying services from the Company’s European based operations (UK, Norway, Denmark, the Netherlands and Ireland).  To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority.  Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license.  The Company believes that it is currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements.  However, it may be difficult to establish with certainty that the Company is majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

The Company’s UK operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that the Company is (and therefore Scotia is) majority owned and controlled by European Nationals.  This is because the Estate of Craig L. Dobbin (the “Estate”), all of the beneficiaries of which are citizens of both Canada and Ireland (a Member State of the European Union), holds a sufficient number of securities of the Company.  However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require the Company to dispose of its interests in Scotia if at any time the Company does not satisfy applicable nationality requirements.  In 1994, two UK competitors of the Company alleged that it did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), the Company’s only UK helicopter operation at the time, was not entitled to maintain its operating license.  Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to a corporation controlled by Craig L. Dobbin (now controlled by the Estate) in December 1997 allowed the Company to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis.  Further, Scotia's eligibility to maintain its license could be adversely affected if the Estate were to dispose of the shares it holds in the Company or if its percentage ownership of the Company were to otherwise decrease.

The Company’s Danish, Irish and Dutch subsidiaries are subject to the same European Union nationality requirements as Denmark, Ireland and the Netherlands are all member states of the European Union.  The Dutch Civil Aviation Authority advised the Company in writing prior to its acquisition of Schreiner Luchtvaart Groep BV (“Schreiner”) that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by the Company, would continue to be so following its acquisition.  In accordance with Dutch Civil Aviation procedures, the Company was required to submit certain information regarding ownership and control to the Dutch Civil Aviation Authority following the acquisition of Schreiner to formally demonstrate that the Company’s flying subsidiary in the Netherlands, CHC Helicopter Netherlands B.V., continues to meet the European ownership and control requirements.  The Company has submitted the required information to the Dutch Civil Aviation Authority.

The Company’s Norwegian flying subsidiary, CHC Helikopter Service AS, is subject to substantially the same European Union nationality requirements with regard to ownership and control as are the Company’s other European subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two.  On May 9, 1999, in response to objections initiated by the previous management of Helicopter Services Group AS (“HSG”), the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to the Company's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after the Company’s acquisition of HSG.

The Company has met with the civil aviation authority in each of the United Kingdom, Ireland, the Netherlands, Denmark and Norway following the death of Craig L. Dobbin and the transmission, by operation of law, of the shares formerly controlled by him to the Estate and have provided such authorities with all requested documentation to substantiate the Company’s continued compliance with applicable licensing requirements.

(ii)	Canada

The Company’s helicopter operations in Canada are regulated by Transport Canada.  The Company’s helicopter operations in Canada and certain other countries are conducted pursuant to an air operator certificate issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada).  One of the Company’s subsidiaries operates heavy helicopters off Canada’s east coast in support of the oil and gas industry.  The Company’s ability to conduct the Company’s helicopter operating business in Canada is dependent on the Company’s ability to maintain this certificate.

(iii)	South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa.  Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company.  Legal advice from the Company’s South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by the Company’s acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision.  While no action with respect to these licenses has been taken since the Company’s acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect the business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(iv)	Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder.  To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a Certificate of Airworthiness must be obtained, be valid and in effect.  The operation of an aircraft for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate.  The Company’s ability to offer its helicopter transportation services in Australia is dependent on maintaining these certificates.

(v)	Barbados

The Barbados subsidiaries are incorporated pursuant to the Companies Act Chapter 308 of the laws of Barbados as international business companies.  As such, they are registered and licensed annually by the Ministry of Economic Development and International Business in accordance with the International Business Companies Act.  An IBC license is issued annually which enables the respective companies to engage in international business or international trade and commerce.  No registration, licensing or authorization is required with the Civil Aviation Authority which is the local governmental authority that regulates aviation operations in Barbados.  The Company’s ability to engage in international business or international trade and commerce is dependent on maintaining these licenses.

(vi)	Other Countries

The Company’s operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with the Company’s international air service licenses and air operator certificates.  These regulations may require the Company to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements.  Although the Company has operated in most of these countries for a number of years, there is no assurance regarding what foreign governmental regulations may be applicable in the future to its helicopter operations.  In addition, the Company operates in association with local parties in many of these other foreign countries.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on the business, financial condition and results of operations.

International Uncertainty

The Company’s international operations may suffer due to political, economic and regulatory uncertainty.  A substantial portion of revenue in recent years has been attributable to operations outside North America and Europe.  For the fiscal year ended April 30, 2008, approximately 37% of revenue was generated from these operations.  Risks associated with some of the Company’s international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments.  Any of these events could materially adversely affect the Company’s ability to provide services to its international customers. Certain of the Company’s helicopter leases and loan agreements impose limitations on its ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. The Company cannot provide assurance that these limitations will not affect its ability to allocate resources in the future.

Foreign Exchange Rate Risk

Fluctuations in currencies may make it more costly for the Company to pay its debt. The consolidated financial statements are prepared in Canadian dollars. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, Brazilian Real, South African rand and euros.  In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for fiscal 2008 was $40.4 million.  This consisted of an unfavourable translation impact of $29.6 million and an unfavourable transaction impact of $10.8 million.

The total unfavourable FX impact on operating income for fiscal 2008 was $11.0 million. This consisted of a favourable translation impact of $1.5 million and an unfavourable transaction impact of $12.5 million.

The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible.  This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies. To mitigate the impact that fluctuating currencies could have on operating cash flows, the Company has entered into forward foreign exchange contracts.

Labour Disruptions

The Company may experience work stoppages that could cause disruptions in operations.

The Company’s workforce in Europe and Australia is unionized as is the workforce at Composites. While the Company has renewed all collective agreements and is satisfied with its labour relations, there is no assurance that labour disruptions will not occur in the future.  During fiscal 2007, the Company experienced a pilot work-to-rule job action in Denmark that had a negative impact on operating income.

With the exception of Australia noted above, the workforce of the Global Operations segment is not unionized.  A group of the Global Operations pilots have formed an association that has made an application to the Canadian Industrial Relations Board (the “Board”) to unionize the Global Operations pilots. Among other grounds, the Company believes that the Board does not have jurisdiction over these pilots and has made a submission to the Board that the application for certification should be denied. The Company cannot guarantee the success of its position before the Board. If the Global Operations pilots are unionized the Company will have to negotiate a first collective agreement. The Company cannot predict the consequences of negotiating such an agreement.

The Company’s operations in the Netherlands are subject to the Netherlands Work Council Act and it must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions. The Company cannot provide assurance that it will not experience strikes, lockouts or other significant work stoppages in the future or that its relationship with employees will continue to be good, either of which may adversely affect the business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Voting Control

The Company is controlled by its principal shareholder, the Estate, which can determine the outcome of matters to be decided by the Company’s shareholders. As of April 30, 2008, the Estate, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 13.6% of the Company’s Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.8% of the Company’s Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of the Company’s Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 62.7% of the voting power on matters put before the Company’s shareholders.

The Estate has advised the Company that if it issues additional shares of voting securities, it intends to purchase, through Discovery, sufficient voting shares to enable it to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, the Estate would, subject to certain exceptions, continue to (i) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (ii) be able to prevent the approval of any matter requiring shareholder approval and (iii) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by the Company of all or substantially all of its assets or an amalgamation with an unrelated corporation.

Norwegian Law

If the Company’s Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law.  The corporate law under which the Norwegian subsidiaries operate differs from Canadian and US law in a number of areas, including with respect to corporate liquidation.  Under Norwegian law, if the losses of any of the Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

•
increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

To the extent reductions in the share capital of the Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which would have a material adverse effect on the business, financial condition and results of operations.

Safety Records

Failure to maintain a record of acceptable safety performance may have an adverse impact on the Company’s ability to attract and retain customers.  The Company’s customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services. If the Company fails to maintain a record of safety and reliability that is satisfactory to customers, the Company’s ability to retain current customers and attract new customers may be adversely affected.

Management Resources

Assimilating the Company’s recent acquisitions or any future material acquisitions into the Company’s corporate structure may strain its resources and have an adverse impact on the business.  The assimilation of recent acquisitions and any future material acquisitions the Company may make will require substantial time, effort, attention and dedication of management resources and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs.  Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations.  The Company may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisitions.

Pension Risk

If the assets in the Company’s defined benefit pension plans are not sufficient to meet the plans’ obligations, the Company may be required to make substantial cash contributions and its liquidity may be adversely affected.  The Company sponsors funded and partially funded defined benefit pension plans for its employees principally in Canada, the UK, the Netherlands and Norway.  As of April 30, 2008, there was a $23.8 million funding deficit related to the Company’s various defined benefit pension plans which require ongoing funding by the Company and a $48.4 million obligation related to the various partially funded plans.

The Company’s estimate of liabilities and expenses for pensions incorporates significant assumptions, including the interest rate used to discount future liabilities and expected long-term rates of return on plan assets.  The Company’s pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates. If the assets of the Company’s pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in pension expense.  Changing economic conditions, poor pension investment returns or other factors may require the Company to make substantial cash contributions to the pension plans in the future, preventing the use of such cash for other purposes and adversely affecting the Company’s liquidity.

Customer Base

The Company’s customers are concentrated in the oil and gas industry and, as a result, the credit exposure within this industry is significant. The majority of the Company’s customers are engaged in oil and gas production and exploration. This concentration may impact the overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of the Company’s customers.  The Company generally does not require letters of credit or other collateral to support its trade receivables.  Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact the Company’s ability to collect its receivables and thus, its financial condition.

Fuel Prices

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs.  As a result, the Company has no significant exposure to changes in fuel prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base.  Included in accounts receivable is an allowance for doubtful accounts of $3.1 million at April 30, 2008 (2007 - $8.4 million).

Environmental

The Company is subject to certain environmental regulations, which may have an adverse impact on the business. The Company is subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

The Company’s operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose the Company to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at the Company’s facilities or for acts that were in compliance with all applicable laws at the time these acts were performed.  The Company believes that it is in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on its financial position. The Company cannot, however, predict the likelihood of change to these laws or in their enforcement or the impact of any such change, or discovery of previously unknown conditions, which may require unanticipated costs on its financial position.

Reorganization

The reorganization and consolidation of the Company’s operations may strain its resources and have an adverse impact on the business. The reorganization and consolidation of the operations into a new organizational structure will require substantial time, effort, attention and dedication of management resources to complete and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations. The Company may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.

Taxes

The Company is subject to many different forms of taxation in various jurisdictions throughout the world including but not limited to income tax, withholding tax, commodity tax and social security and other payroll related taxes.  Tax law and administration is extremely complex and often requires the Company to make subjective determinations. The tax authorities in the various jurisdictions where the Company carries on business may not agree with the determinations that are made by the Company with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts for tax, interest and penalties, which could have a material effect on the results of operations.

The Company’s estimate of its tax related assets, liabilities, recoveries and expenses incorporates significant assumptions.  These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, the Company may have to record additional tax expenses and liabilities including interest and penalties.

Inflation

Although the Company believes that inflation has not had any material affect on its operating results, its business may be affected by inflation in the future.

Interest Deductibility

In May 2007, the Canadian Federal Government released revisions to measures contained in its March 2007 budget to eliminate the deductibility of interest on certain debt incurred to finance foreign affiliates. Although the revised measures were named the “Anti-Tax-Haven Initiative,” they apply to situations involving any foreign jurisdiction, not only those generally considered to be tax havens. The measures would be applicable to interest paid or payable in respect of a period that begins after 2011. Although the impact of these measures on the Company is not currently known, the Company’s tax provision could be materially affected in the future.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows (in thousands of Canadian dollars):

	2008	2007
Revenues from ACN	$118,815	$90,256
Direct costs	-	432
Net amounts receivable in respect of such revenues and expenses	72,996	25,351

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan was amortized to earnings over the term of the loan. Interest expense of $nil (2007 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2008.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

APPLICATION OF CRITICAL ACCOUNTING POLICIES – ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  By their nature these estimates are subject to measurement uncertainty.  The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations.  If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2008, $16.5 million (2007 - $6.0 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b) Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives.  The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c) Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $25.3 million and $33.1 million as at April 30, 2008 and 2007, respectively. The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d) Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e) Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 31% of its active employees and certain former employees.  Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases.  In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants.  These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.  The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f) Utilization of income tax losses

The Company has accumulated $168.6 million and $50.0 million in non-capital and capital losses, respectively, as at April 30, 2008.  As detailed in Note 25 to the Company’s fiscal 2008 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2009 and 2028 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $104.0 million of the non-capital losses and $48.2 million of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $37.1 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures.  If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g) Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage, anticipated maintenance component exchanges and the provisions included in the lease agreement and could vary materially from actual costs.

(h) Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all but one of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 31 to the Company’s fiscal 2008 audited consolidated financial statements).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term.  These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type.  Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2008 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(i) Consolidation of variable interest entities

Under Accounting Guideline 15 – Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term.  In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

(j) General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could materially increase or decrease the Company’s results of operations.

ACCOUNTING CHANGES

(a) Changes in Accounting Policies - Financial Instruments

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections: Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”).  As required by the transitional provisions of these new standards, the comparative interim consolidated financial statements have not been restated.  The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets. AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments – Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

Hedges

Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of arrangements. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI. Any ineffective portion is recognized immediately in net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Adoption

New Accounting Policies

(i) Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are: acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument.  The Company may also designate any financial instrument irrevocably on initial recognition as held for trading. Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables.  Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale. Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

(ii) Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(iii) Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading. These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method. Transaction costs related to held for trading financial instruments are expensed as incurred.

(iv) Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales. These contracts do not have the capability of contractual net settlement. As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

 The Company made the following classifications of its major categories of assets and liabilities:

•	Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value. At May 1, 2007, the date of transition, the measured amount approximates cost.

•
Receivables, junior loans and loans receivable are classified as loans and receivables.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

•
Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

On May 1, 2007, previously deferred debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively.  The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company identified embedded derivatives outstanding at May 1, 2007 that required separation from their host contract primarily relating to foreign currency embedded derivatives.  These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment of $5.6 million on May 1, 2007.

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases (Note 31), regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates (Note 15(xi)). The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to reduce retained earnings by $2.8 million.  In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities. The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable. The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

Net Investment Hedges

The Company uses foreign currency debt, including the US $400 million 7⅜% senior subordinated notes to hedge net investments in self-sustaining foreign operations. Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings. These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation. Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings

Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(5,583)	-
Total	$(8,937)	$2,275
(b) Future Accounting Changes

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”).  Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed.  Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861. These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets (“Section 3064”), replacing Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development Costs.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2009.  The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.”  This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. In February 2008, the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS. In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. IFRS will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2011.  The Company is currently evaluating the implications of adopting IFRS.

(c) Change in Accounting Estimate

During the year ended April 30, 2008, the Company undertook a review of its estimates of the amortization rate, residual value and useful life of its repairable assets.  The amortization rate being applied was a 12% declining balance with a 12.5% residual value. Based on its review, management concluded that the amortization rate being applied no longer appropriately reflects the turnover of the repairable assets pool. The Company performed detailed analyses of different amortization rates and concluded that the most appropriate rate to apply is a 15% declining balance, with no residual value on the repairable assets, as these assets would have no residual value once they reach the end of their useful life. This change in accounting estimate has been recognized prospectively under CICA Handbook Section 1506 – Accounting Changes beginning on November 1, 2007.  The estimated annual impact of this change in accounting estimate is an increase in amortization expense of approximately $13 million per year in future periods. The impact of the change in accounting estimate for the year ended April 30, 2008 is an increase in amortization expense of approximately $6.6 million.

SUMMARY FINANCIAL DATA – US DOLLARS

Certain summary financial data from the Company’s fiscal 2008 audited consolidated financial statements, as detailed below, has been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated using the exchange rate at April 30, 2008 of $1.0095 = US $1.00.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Financial Highlights
Year ended April 30, (in millions of US dollars, except per share amounts)	2008	2007
Revenue	$1,293.4	$1,138.3
Operating income	97.7	114.0
Net earnings from continuing operations	15.4	40.6
Net earnings from discontinued operations	16.2	2.1
Extraordinary item	-	0.8
Net earnings	31.6	43.5

Per Share Information
Basic
Net earnings from continuing operations	$0.34	$0.96
Net earnings from discontinued operations	0.36	0.05
Extraordinary item	-	0.02
Net earnings	0.70	1.03
Diluted
Net earnings from continuing operations	$0.34	$0.89
Net earnings from discontinued operations	0.34	0.05
Extraordinary item	-	0.02
Net earnings	0.68	0.96

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at April 30, 2008, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

Internal Control Over Financial Reporting

The Company’s management, under the supervision of the Audit Committee and its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ADDITIONAL INFORMATION

Addition information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

A U D I T   C O M M I T T E E   R E P O R T

To the Shareholders of CHC Helicopter Corporation

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review and approve the Company’s interim and annual financial statements and, in the case of the annual financial statements, recommend their approval to the Board of Directors.  The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company’s external auditors relating to its accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and other regulatory bodies is also examined by the Audit Committee before filing. The Committee meets independently with management, the internal auditors and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Committee desired by each party.  The Audit Committee recommends the appointment of the Company’s external auditors, who are elected annually by the Company’s shareholders.

M A N A G E M E N T ’ S   R E S P O N S I B I L I T Y
F O R   F I N A N C I A L   R E P O R T I N G

Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.

Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control.  The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA	Rick Davis, CA
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Vancouver, Canada
July 25, 2008

I N D E P E N D E N T   A U D I T O R S ’   R E P O R T   O N   F I N A N C I A L   S T A T E M E N T S

To the Shareholders of CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2008 and 2007 and the consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2008 in accordance with Canadian generally accepted accounting principles.

C O N S O L I D A T E D B A L A N C E S H E E T S
AS AT APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
INCORPORATED UNDER THE LAWS OF CANADA
	2008	2007
Assets (Note 17)
Current assets
Cash and cash equivalents (Note 9)	$72,414	$89,511
Receivables (Notes 10 and 34(a))	379,458	288,224
Income taxes receivable	50	2,139
Future income tax assets (Note 25)	33,821	32,169
Inventory	123,731	126,315
Prepaid expenses	33,915	44,664
Assets of discontinued operations (Note 7)	-	3,961
	643,389	586,983

Property and equipment, net (Note 11)	1,025,636	1,092,664
Investments (Note 12)	6,166	7,478
Intangible assets (Note 13)	16,375	17,874
Goodwill (Note 14)	49,902	55,276
Other assets (Note 15)	397,649	290,936
Future income tax assets (Note 25)	37,781	34,678
Assets held for sale (Note 8)	100,484	-
Assets of discontinued operations (Note 7)	-	18,469
	$2,277,382	$2,104,358
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$394,221	$340,912
Deferred revenue	10,541	2,057
Dividends payable	11,412	11,241
Income taxes payable	18,392	9,637
Future income tax liabilities (Note 25)	8,969	9,813
Current portion of debt obligations (Note 17(a))	67,182	333,728
Liabilities of discontinued operations (Note 7)	-	2,979
	510,717	710,367

Long-term debt (Note 17(a))	412,507	64,168
Senior subordinated notes (Notes 17(b) and 35(b))	400,176	442,680
Other liabilities (Note 19)	187,597	139,791
Future income tax liabilities (Note 25)	190,566	193,172
Liabilities of discontinued operations (Note 7)	-	2,900
Shareholders’ equity	575,819	551,280
	$2,277,382	$2,104,358

Commitments, Guarantees and Contingencies (Notes 17, 29, 31 and 32)

On behalf of the Board:

Chairman See accompanying notes

C O N S O L I D A T E D S T A T E M E N T S O F E A R N I N G S
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
	2008	2007
Revenue (Note 34(a))	$1,305,667	$1,149,107
Direct costs	(1,089,669)	(924,714)
General and administration costs	(27,362)	(43,388)
Amortization	(81,660)	(65,303)
Restructuring recovery (Note 18)	-	2,341
Loss on disposal of assets (Note 8)	(8,307)	(2,987)
Operating income	98,669	115,056
Financing charges (Note 17(d))	(74,747)	(58,296)
Earnings from continuing operations before
income taxes and undernoted items	23,922	56,760
Equity earnings (loss) of associated companies	(334)	1,053
Income tax provision (Note 25)	(7,994)	(16,826)
Net earnings from continuing operations	15,594	40,987
Net earnings from discontinued operations (Note 7)	16,364	2,167
Net earnings before extraordinary item	31,958	43,154
Extraordinary item, net of tax (Note 14(b))	-	810
Net earnings	$31,958	$43,964
Earnings per share (Note 26)
Basic
Net earnings from continuing operations	$0.35	$0.97
Net earnings from discontinued operations	0.36	0.05
Extraordinary item	-	0.02
Net earnings	0.71	1.04
Diluted
Net earnings from continuing operations	$0.34	$0.90
Net earnings from discontinued operations	0.35	0.05
Extraordinary item	-	0.02
Net earnings	0.69	0.97
See accompanying notes

C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E E A R N I N G S
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
	2008	2007
Net earnings	$31,958	$43,964
Other comprehensive earnings, net of income taxes
Net change in cash flow hedges	4,571	-
Unrealized gain (loss) on translation of foreign operations	(11,617)	25,080
Impact of hedging translation gains of foreign operations	26,162	382
Other comprehensive earnings	19,116	25,462

Comprehensive earnings	$51,074	$69,426

C O N S O L I D A T E D S T A T E M E N T S O F S H A R E H O L D E R S ’ E Q U I T Y
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
	2008	2007

Retained earnings, beginning of year	$334,533	$312,481
Net earnings	31,958	43,964
Transition adjustment - financial instruments (Note 3)	(8,937)	-
Dividends	(22,891)	(21,912)
Retained earnings, end of year	334,663	334,533

Accumulated other comprehensive loss,
net of income taxes, beginning of year	(40,800)	(66,262)
Transition adjustment - financial instruments (Note 3)	2,275	-
Other comprehensive earnings	19,116	25,462
Accumulated other comprehensive loss,	(19,409)	(40,800)
net of income taxes, end of year
Capital stock (Note 20)	254,356	252,505
Contributed surplus (Note 20)	6,209	5,042
Total shareholders’ equity	$575,819	$551,280

Dividends declared per participating voting share	$0.50	$0.50
See accompanying notes

C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
	2008	2007
Operating activities
Net earnings from continuing operations	$15,594	$40,987
Add (deduct):
Amortization	81,660	65,303
Loss on disposals of assets	8,307	2,987
Equity (earnings) loss of associated companies	334	(1,053)
Income taxes	181	5,256
Defined benefit pension plans	(21,479)	887
Amortization of contract credits and deferred gains	(9,565)	(15,293)
Prepaid aircraft rental	(13,556)	(15,326)
Claims reserve	579	(5,141)
Deferred revenue	987	(685)
Pre-operating expenses	(13,613)	(3,932)
Unrealized foreign exchange gain on unhedged long-term debt	(7,534)	-
Long-term receivables from BHS - Brazilian Helicopter Services Taxi Aereo Ltda.
prior to acquisition	-	(17,324)
Other	(3,049)	2,811
	38,846	59,477
Change in non-cash working capital (Note 27)	(68,158)	(37,199)
Cash provided by (used in) operating activities	(29,312)	22,278
Financing activities
Long-term debt proceeds	563,001	386,889
Long-term debt repayments	(491,926)	(166,344)
Dividends paid	(22,720)	(19,211)
Capital stock issued	1,741	6,297
Deferred financing costs	(1,347)	(352)
Other	1,060	(27)
Cash provided by financing activities	49,809	207,252
Investing activities
Property and equipment additions	(251,575)	(393,246)
Helicopter major inspections	(23,284)	(30,066)
Proceeds from disposal of assets	272,058	318,320
Junior loans receivable	(38,080)	(17,809)
Aircraft deposits	(22,960)	(46,683)
Restricted cash	1,244	6,835
Advances to and long-term receivables from
BHS - Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	-	(1,780)
Cash on acquisition of BHS - Brazilian Helicopter Services Taxi Aereo Ltda.,
net of acquisition costs	-	1,674
Other	(5,360)	(2,584)
Cash used in investing activities	(67,957)	(165,339)
Effect of exchange rate changes on cash and cash equivalents	(614)	(150)
Cash provided by (used in) continuing operations	(48,074)	64,041
Cash provided by (used in) discontinued operations (Note 7)	30,977	(861)
Change in cash and cash equivalents during the year	(17,097)	63,180
Cash and cash equivalents, beginning of year	89,511	26,331
Cash and cash equivalents, end of year	$72,414	$89,511
See accompanying notes (Supplemental cash flow information, Note 22)

N O T E S   T O   T H E   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia, Canada, and more recently, Brazil.  CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue (“EMS/SAR”) services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements (“financial statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”).  All inter-company transactions and balances have been eliminated upon consolidation.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate.  At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company’s foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period.  Exchange gains or losses arising from the current rate method of translation are deferred in accumulated other comprehensive earnings. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that has been designated as effective hedges of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in accumulated other comprehensive earnings to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts against its trade receivables for estimated losses that may arise if its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness, payment history and other factors when making estimates of the uncollectibility of the Company’s trade receivables, loans and other accounts receivable.  When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off. Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in income as an expense recovery in the period that the cash is collected.

Inventory

Inventory consists of consumable parts and supplies relating to flying assets, which are carried at average acquisition cost, less an allowance for obsolescence, and are charged to direct costs when used in operations.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a)	Flying assets
(i)
Aircraft, major components and spares are recorded at cost and are amortized to their estimated residual value on a straight-line basis to amortization expense over their estimated service life of 15-25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major airframe inspections and modifications for both owned and leased aircraft is capitalized and amortized to amortization expense over the lesser of their estimated useful life and remaining lease term, if applicable.

(ii)
Repairable assets are recorded at cost and are amortized to their estimated residual value on a declining balance basis. When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated amortization and cost (Note 6).

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

Joint ventures

Joint ventures are accounted for using the proportionate consolidation method in which the Company includes the proportionate share of revenues, expenses, assets and liabilities of the joint venture in the financial statements.

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Goodwill

Goodwill is the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired.  Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value. If any potential impairment is identified, the impairment loss is quantified by comparing the carrying amount of goodwill to its fair value and is recognized in the consolidated statements of earnings.

Deferred financing costs

Costs incurred in connection with securing revolving credit facilities are deferred and amortized over the terms of the related debt.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business. Deferral ceases at the earlier of the achievement of a specified commercial activity level or the passage of a specified period of time. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years.  The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any write-down of such deferred expenses to net recoverable amounts is required.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the fair value less cost to sell. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable. Long-lived assets that have been classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets are not amortized while they are classified as held for sale.

Lease aircraft return costs

Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition. Lease return obligations estimated to be payable on the return of leased aircraft are accrued prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage, anticipated maintenance, anticipated component exchanges and provisions in lease agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable; and collection is probable.

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

The Company enters into long-term “Power by the Hour” or “PBH” contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer owned engines and components. Under these contracts, customers pay a fixed fee per hour flown to the Company. In exchange for this fee, the Company provides R&O services for the customer’s engines and components over the specific terms of the contract.  The Company has determined that these contracts contain multiple deliverables.  These deliverables are:  (i) scheduled major component overhauls at a future date when a predetermined number of hours have been used on these components and (ii) ongoing routine maintenance on major and non-major components.  The Company treats these as separate units of accounting as each of these deliverables has value to the customer on a stand-alone basis. The residual method has been used to allocate the fair value of these deliverables. Under this method, the amount of consideration allocated to the delivered item equals the total consideration less the fair value of the undelivered item.  The fair value of the undelivered item is based on objective and reliable evidence.  Customers are usually invoiced in advance for R&O services performed under PBH contracts.  Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing routine maintenance services provided.  The balance is recognized on a percentage of completion basis, based on the actual costs incurred and work performed, as the scheduled major component overhauls are completed.  Any loss on R&O contracts is recognized in earnings immediately when known.

Maintenance and repair costs

Maintenance and repairs for owned and leased major components, spares and repairable parts are charged to direct costs as incurred. Certain major aircraft components are maintained by third-party vendors under PBH contractual arrangements.  The maintenance costs incurred in relation to PBH contracts are expensed on the basis of hours flown. Betterments and improvements are capitalized.

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets.  The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantively enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantively enacted.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

The Company measures stock option costs using the grant-date fair value method and recognizes compensation expense on a straight-line basis over the requisite service periods of the options, which is consistent with the grade vesting terms.

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 16). Compensation expense related to SARs is measured as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans, and is recognized on a straight-line basis over the grade vesting terms.

3. CHANGES IN ACCOUNTING POLICIES

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections: Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”).  As required by the transitional provisions of these new standards, the comparative consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of Canadian GAAP.  These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets. AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments – Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

Hedges

Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of arrangements. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI. Any ineffective portion is recognized immediately in net income.

Impact of Adoption

New Accounting Policies

(a) Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are: acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument.  The Company may also designate any financial instrument irrevocably on initial recognition as held for trading. Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables.  Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale. Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

(b) Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(c) Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading. These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method. Transaction costs related to held for trading financial instruments are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(d) Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales. These contracts do not have the capability of contractual net settlement. As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

 The Company made the following classifications of its major categories of assets and liabilities:

•	Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value. At May 1, 2007, the date of transition, the measured amount approximated cost.

•
Receivables, junior loans and loans receivable are classified as loans and receivables.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

•
Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

On May 1, 2007, previously deferred debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively.  The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company identified embedded derivatives outstanding at May 1, 2007 that required separation from their host contract, primarily relating to foreign currency embedded derivatives.  These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment of $5.6 million on May 1, 2007.

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases (Note 31), regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates (Note 15(xi)). The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to reduce retained earnings by $2.8 million.  In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities. The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable. The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

Net Investment Hedges

The Company uses foreign currency debt, including the US $400 million 7⅜% senior subordinated notes to hedge net investments in self-sustaining foreign operations. Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings. These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation. Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards as at May 1, 2007.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(5,583)	-
Total	$(8,937)	$2,275
4. FUTURE ACCOUNTING CHANGES

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”).  Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed.  Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861. These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets (“Section 3064”), replacing Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development Costs.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2009.  The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.”  This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. In February 2008, the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS. In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. IFRS will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2011.  The Company is currently evaluating the implications of adopting IFRS.

5. ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty.  The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are areas in which management makes significant accounting estimates:

(a) Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations.  If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2008, $16.5 million (2007 - $6.0 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such new businesses, are included in other assets on the balance sheet (Note 15).

(b) Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives.  The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience (Note 6).

Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c) Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $25.3 million and $33.1 million as at April 30, 2008 and 2007, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d) Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e) Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees.  Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense.  These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases.  In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.  The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f) Utilization of income tax losses

The Company has accumulated $168.6 million and $50.0 million in non-capital and capital losses, respectively, as at April 30, 2008. As detailed in Note 25, some of the non-capital losses expire between fiscal 2009 and 2028 and some carry forward indefinitely, while the capital losses carry forward indefinitely.  The Company has determined that it is more likely than not that the benefit of $104.0 million of the non-capital losses and $48.2 million of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $37.1 million related to these losses.  This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(g) Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations based on the time remaining on the lease, planned aircraft usage, anticipated maintenance, component exchanges and the provisions included in the lease agreement and could vary materially from actual costs.

(h) Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all but one of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 31).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term.  These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type.  Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in a different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. The Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts, including accrued interest.

(i) Consolidation of variable interest entities (“VIE”s)

Under Accounting Guideline 15 – Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

(j) General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could materially increase or decrease the Company’s results of operations.

6. CHANGE IN ACCOUNTING ESTIMATE

During the year ended April 30, 2008, the Company undertook a review of its estimates of the amortization rate, residual value and useful life of its repairable assets.  The amortization rate being applied was a 12% declining balance with a 12.5% residual value. Based on its review, management concluded that the amortization rate being applied no longer appropriately reflects the turnover of the repairable assets pool. The Company performed detailed analyses of different amortization rates and concluded that the most appropriate rate to apply is a 15% declining balance, with no residual value on the repairable assets, as these assets would have no residual value once they reach the end of their useful life. This change in accounting estimate has been recognized prospectively under CICA Handbook Section 1506 – Accounting Changes beginning on November 1, 2007.  The estimated annual impact of this change in accounting estimate is an increase in amortization expense of approximately $13 million per year in future periods. The impact of the change in accounting estimate for the year ended April 30, 2008 is an increase in amortization expense of approximately $6.6 million.

7. DISCONTINUED OPERATIONS

During the year ended April 30, 2007, the Company classified Survival-One Limited (“Survival-One”) as discontinued operations as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discounted cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the years ended April 30, 2008 and 2007. Previously, these amounts were included in continuing operations in the Heli-One segment.

On May 1, 2007, the sale of Survival-One was completed for gross proceeds of $37 million. An after-tax gain on the sale of Survival-One of $16.4 million was recorded in the results of discontinued operations for the year ended April 30, 2008.  Commencing on May 1, 2007, the date of disposition, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The following tables present summary balance sheets, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

Balance Sheets	2008	2007
Assets
Receivables	$-	$2,994
Future income tax assets	-	125
Inventory	-	739
Prepaid expenses	-	103
	-	3,961
Property and equipment, net	-	7,289
Intangible assets	-	4,046
Goodwill	-	7,134
Total assets of discontinued operations	-	22,430
Liabilities
Payables and accruals	-	1,734
Income taxes payable	-	1,245
	-	2,979
Future income tax liabilities	-	2,900
Total liabilities of discontinued operations	-	5,879
Net assets of discontinued operations	$-	$16,551

Statements of Earnings	2008	2007
Revenue	$-	$18,799
Operating income	$-	$3,508
Net earnings from discontinued operations (i)	$16,364	$2,167

(i)  Net earnings from discontinued operations for the year ended April 30, 2008 includes income tax expense of $nil (2007 - $0.5 million).

Statements of Cash Flows	2008	2007
Operating activities	$-	$4,237
Financing activities	-	(2,535)
Investing activities	30,977	(2,686)
	30,977	(984)
Effect of exchange rate changes on cash and cash equivalents	-	123
Cash provided by (used in) discontinued operations	$30,977	$(861)
8. ASSETS HELD FOR SALE

During the year ended April 30, 2008, the Company committed to a plan to sell 29 of its rotary and fixed-wing aircraft and certain fixed-wing inventory. The aircraft and inventory are ready for sale and management expects to sell them within one year. Accordingly, these assets have been classified as held for sale. An impairment loss of $7.6 million for the year ended April 30, 2008 is included in loss on disposal of assets. This loss was calculated as the difference between the carrying value and the fair value less cost to sell for the assets held for sale.

9. CASH AND CASH EQUIVALENTS

At April 30, 2008, cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $8.7 million (2007 - $7.7 million).

10. RECEIVABLES
The Company’s current receivables balance was comprised of the following:
	2008	2007
Trade receivables, net of allowance for doubtful accounts of
$3.1 million (2007 - $8.4 milion)	$300,296	$232,240
Other receivables	79,162	55,984
	$379,458	$288,224
11. PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

		Accumulated	Net Book
	Cost	Amortization	Value
2008
Flying Assets	$1,003,858	$117,065	$886,793
Facilities	108,546	29,280	79,266
Equipment	129,829	70,252	59,577
	$1,242,233	$216,597	$1,025,636
2007
Flying Assets	$1,122,641	$149,099	$973,542
Facilities	99,680	34,761	64,919
Equipment	117,972	63,769	54,203
	$1,340,293	$247,629	$1,092,664

Amortization of property and equipment totalled $76.8 million in fiscal 2008 (2007 - $63.5 million).

As at April 30, 2008, the Company had $20.3 million (2007 - $nil) (net of accumulated amortization of $0.3 million (2007 - $nil)) in assets under capital lease. Amortization and interest expense related to assets under capital lease were $0.3 million and $1.3 million, respectively, for the year ended April 30, 2008 (2007 - $nil).

12. INVESTMENTS
	2008	2007
Long-term investments, at equity
Luchthaven Den Helder C.V. (2008 – 50%, 2007 – 50%)	$5,646	$5,072
Aero Contractors Company of Nigeria Limited ("ACN")
(2008 - 40%, 2007 - 40%)	-	1,406
Other, at cost	520	1,000
	$6,166	$7,478

13. INTANGIBLE ASSETS
	2008	2007
Customer contracts and relationships, less accumulated
amortization of $3.2 million (2007 - $0.6 million)	$15,891	$17,121
Other, net of accumulated amortization of $0.6 million (2007 - $0.4 million)	484	753
	$16,375	$17,874

The intangible assets were acquired as part of the acquisition of BHS during the year ended April 30, 2007 (Note 14(a)) and the acquisitions of Aero Turbine Support Ltd. and Coulson Aero Technologies Ltd. during the year ended April 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

14. ACQUISITIONS

(a) BHS – Brazilian Helicopter Services Taxi Aereo Ltda.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS –Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH – Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector.  This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated based on the fair value of the net identifiable assets acquired.

Subsequent to the acquisition date an adjustment was recorded to the purchase price, resulting in a $5.7 million decrease to goodwill and tax and other liabilities. The revised purchase price as at the acquisition date is as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	50,108
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(35,491)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

(i)
The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years. During the year ended April 30, 2008, the Company recorded $2.5 million (2007 – $0.4 million) of amortization related to these intangibles.

(ii)
The acquisition resulted in goodwill of $50.1 million, of which $25.4 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

(b)	Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

15. OTHER ASSETS
	2008	2007
Prepaid pension costs (i)	$123,662	$99,956
Prepaid aircraft rentals (ii)	54,708	38,277
Aircraft operating lease junior loans (iii)	100,480	61,517
Deferred charges, net of accumulated amortization of
$4.5 million (April 30, 2007 - $2.0 million) (iv)	11,428	9,752
Deferred financing costs, net of accumulated amortization of
$1.6 million (April 30, 2007 – $5.9 million) (v)	2,390	7,426
Loans receivable (vi)	14,474	15,868
Pre-operating expenses (vii)	16,544	6,025
Aircraft deposits (viii)	10,639	32,876
Norway public pension scheme prepayments	6,462	4,955
Restricted cash (ix)	12,966	13,669
Acquisition costs (x)	7,927	-
Prepaid rent asset (xi)	26,155	-
Derivatives (xii)	4,970	-
Other	4,844	615
	$397,649	$290,936

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 33).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.
During the year ended April 30, 2008, the Company expensed $8.6 million (2007 - $6.6 million) related to the amortization of prepaid aircraft rentals.
(iii)
The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are amounts due from lessors on the financing of 99 aircraft under operating leases as at April 30, 2008. Such loans bear interest at 0.0% to 7.0% (2007 – 2.5% to 7.0%) with principal and accrued interest due at maturity. These loans mature between fiscal 2009 and 2018. The Company believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans, including accrued interest.

(iv)
Deferred charges (net of accumulated amortization) at April 30, 2008 include legal and arrangement fees directly related to lease financing activities. These costs are being amortized to aircraft lease costs over the term of the related lease.

(v)
Deferred financing costs (net of accumulated amortization) at April 30, 2008 include $2.4 million (2007 - $11.1 million) in fees directly related to revolving credit facilities. These costs are being amortized to financing charges over the term of the related debt, with $0.7 million amortized in fiscal 2008 (2007 - $1.5 million). During fiscal 2008, debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets resulting in a reduction in long-term debt and senior subordinated notes of $0.3 million and $4.5 million respectively, with the remaining $0.6 million recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the new Canadian GAAP financial instruments standards (Note 3).

(v)
The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2008. Such loans mature between fiscal 2010 and 2014, at the end of the lease terms. The Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vii)
The pre-operating expenses balance as of April 30, 2008 consists of costs incurred in the start-up phase of new businesses. These costs are being amortized on a straight-line basis over periods not exceeding five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the new businesses.

During the year ended April 30, 2008, the Company expensed $2.4 million (2007 - $1.5 million) related to the amortization of pre-operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 29.
(ix)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves and deposits held as security for guarantees and bid bonds.

(x)
Acquisition costs represent direct and incremental transaction costs associated with the acquisition of the Company’s Outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares by an affiliate of a fund managed by First Reserve Corporation (Note 3). On closing of the Arrangement, these costs will be included as part of the purchase price.

(xi)
The Company is required to recognize a liability for the fair value of the obligations undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable. The corresponding prepaid rent assets related to operating lease asset value guarantees are amortized on a straight-line basis over the term of the specific lease to which they relate (Note 3). During the year ended April 30, 2008, the Company expensed $3.3 million (2007 - $nil) in amortization relating to prepaid rent assets.

(xii)
Derivatives consist of foreign exchange forward contracts and foreign currency embedded derivatives. These items are measured at fair value with gains and losses recorded in financing charges on the income statement.

16. STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS

At April 30, 2008 the Company had 826,100 (2007 – 623,334) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 151,067 units that had been granted but not vested at April 30, 2008 (2007 –409,358) at reference prices ranging from $22.07 to $22.78. These units will vest from fiscal 2009 to fiscal 2012. The units granted under the stock appreciation rights plan vest equally over either a three-year or five-year period with one-third or one-fifth vesting, respectively, on each of the anniversary dates.

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant.  The stock appreciation rights outstanding, both vested and unvested, have expiry dates ranging from fiscal 2011 to 2017.

At April 30, 2008 the Company had 44,079 (2007 – 77,412) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price.  The Company had no performance units that had been granted but not vested at April 30, 2008 and 2007.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that were vested and unexercised at April 30, 2008 have expiry dates ranging from fiscal 2014 to 2016.

During fiscal 2006 the Company initiated a long-term incentive plan for executives and senior management employees.  The plan is designed to reward the participants based upon long-term performance of the Company.  Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share. These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. During fiscal 2008, 146,766 LTIP units were granted (2007 – 132,666) and 3,040 LTIP units were cancelled (2007 – 1,725).  At April 30, 2008, the Company had 411,773 LTIP units (2007 –268,047) that had been granted and were outstanding, 139,464 of which were not vested.

Compensation expense with respect to these plans for the year ended April 30, 2008 was $9.0 million (2007 – $3.9 million). At April 30, 2008 the Company’s liability with respect to the stock appreciation rights and performance units was $13.9 million (2007 - $6.7 million), which is recorded in current liabilities. At April 30, 2008 the Company’s liability with respect to LTIP units was $nil (2007 - $nil) based on the April 30, 2008 value of the Company’s shares and management’s best estimate of achieving its required performance factor.

17. DEBT OBLIGATIONS
(a) Long-term debt

	Principal
Interest rates	repayment terms	Maturity dates	2008	2007
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	October 2009	$4,551	$8,401
Euro LIBOR + margin	Quarterly	October 2009	31,086	49,967
Revolving credit facilities
PRIME loan + margin	At maturity	September 2010	116,000	-
CAD B.A. + margin	At maturity	September 2010	177,000	137,000
US LIBOR + margin	At maturity	September 2010	7,066	116,203
NOK LIBOR + margin	At maturity	September 2010	52,258	44,664
GBP LIBOR + margin	At maturity	September 2010	-	7,747
Other term loans
PRIME loan + margin	At maturity	August 2008	36,000	-
2.50%	At maturity	December 2010	1,788	1,927
5.04%	Semi-annually	November 2013	11,867	-
5.75%	At maturity	January 2008	-	1,157
8.00%	Monthly	February 2009	12	26
9.84%	Monthly	December 2010	-	124
12.00%	Monthly	March 2009	645	1,234
Non-interest bearing	Monthly	December 2010	-	92
Non-interest bearing	At maturity	April 2012	1,765	1,949
Non-interest bearing	Semi-annually	April 2009	143	192
Non-interest bearing	Monthly	April 2010	77	91
B.A. CDOR rate + margin	Semi-annually	June 2014	7,023	8,138
B.A. CDOR rate + margin	Semi-annually	April 2018	17,176	18,984
Capital lease obligations
NOK LIBOR + margin	Monthly blended	January 2015	15,232	-
Total long-term debt			479,689	397,896
Less: current portion			(67,182)	(333,728)
			$412,507	$64,168

The applicable variable interest rates were: 30-day GBP LIBOR – 5.47% (2007 – 5.57%), 30-day Euro LIBOR – 4.39% (2007 – 3.86%), PRIME – 4.75% (2007 – 6.00%), 30-day CAD B.A. – 3.24% (2007 – 4.36%), 30-day US LIBOR – 2.80% (2007 – 5.32%), 30-day NOK LIBOR – 6.38% (2007 – 4.31%) and six-month B.A. CDOR – 3.23% (2007 – 4.41%). Margins range from 0.80% to 2.50%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. As at April 30, 2008 and 2007 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

During the year ended April 30, 2008 the Company agreed to revisions of its senior credit facilities to increase borrowing availability under them. As at April 30, 2008 the senior credit facilities consisted of a revolving facility of US $315.0 million, a revolving facility of £ 47.0 million, a term facility of € 19.8 million and a term facility of £ 2.3 million.

As at April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” on the consolidated balance sheet, as the facility was due for renewal in December 2007. During the first quarter of fiscal 2008, the Company reclassified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the consolidated balance sheet, as the facility was renewed with the maturity date extended to September 2010.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

(b) Senior subordinated notes

The US $400.0 million (2007 - US $400.0 million) ($400.2 million at April 30, 2008; $442.7 million at April 30, 2007) senior subordinated notes bear interest at 7⅜% per annum (“the 7⅜% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7⅜% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7⅜%  notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 7⅜% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the 7⅜% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium.  Thereafter, the Company may redeem in whole or in part the 7⅜% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7⅜% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes (Note 35(b)).

(c) Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:
		2008			2007
		Debt in	Canadian		Debt in	Canadian
	original currency		equivalent		original currency	equivalent
Euro		€19,873	$31,229		€33,183	$50,159
Pound sterling		£4,045	8,104		£9,570	21,181
US dollar	USD	415,177	419,121	USD	505,023	558,909
Norwegian kroner	NOK	342,241	67,490	NOK	240,000	44,664
Brazilian real	BRL	1,213	722	BRL	2,661	1,449
			$526,666			$676,362
(d) Financing charges

	2008	2007
Interest on debt obligations	$56,507	$51,798
Amortization of deferred financing costs	653	1,443
Foreign exchange losses (i)	13,279	8,210
Release of currency translation adjustment (ii)	-	(282)
Amortization of guarantees (Note 3)	3,250	-
Other interest expense (income)	1,058	(2,873)
	$74,747	$58,296

(i)	During the year ended April 30, 2008, the Company incurred foreign exchange losses of $2.9 million (2007 - $nil) pertaining to mark to market revaluations of foreign currency embedded derivatives.
(ii)
During the year ended April 30, 2008, the Company settled $nil (2007 - $125.9 million) of inter-company debts denominated in foreign currencies. The debts settled during the year ended April 30, 2007 were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s accumulated other comprehensive loss account as financing charges.

(e)	Repayment requirements
Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2009	$67,182
2010	18,439
2011	360,627
2012	8,287
2013	6,532
18. RESTRUCTURING COSTS

During the year ended April 30, 2007, the Company reversed $2.3 million of restructuring costs as the liability was determined no longer necessary.  Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:

	2008	2007
Restructuring costs accrued, beginning of year	$531	$5,876
Restructuring recovery	-	(2,341)
Restructuring costs paid during the year	(263)	(3,004)
Restructuring costs accrued, end of year	$268	$531

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

19. OTHER LIABILITIES
	2008	2007
Deferred revenue (i)	$5,741	$9,083
Deferred government assistance (ii)	2,220	2,716
Accrued pension obligation (iii)	30,988	31,623
Deferred gains on sale–leasebacks of aircraft (iv)	83,277	79,713
Insurance claims accrual (v)	10,047	9,609
Unfavourable contract credits (vi)	-	1,144
Lease aircraft return costs (vii)	527	-
Derivatives (viii)	15,923	-
Residual value guarantees (ix)	32,128	-
Other	6,746	5,903
	$187,597	$139,791

(i)
Deferred revenue at April 30, 2008 includes $5.7 million (2007 - $9.1 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed.

(ii)
The Government of Newfoundland and Labrador has provided CHC Composites Inc. with financial assistance to partially offset construction costs of property and equipment. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. However, as these specified conditions had been fully met by Composites as at April 30, 2007, the risk of conversion of the assistance to common shares no longer exists. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. At April 30, 2008 government assistance of $2.2 million (2007 - $2.7 million) relating to plant and equipment has been deferred to other liabilities.

(iii)
The Company has a supplementary retirement pension plan (“SERP”) in Canada for certain of its executives. This plan had accrued benefit obligations at April 30, 2008 of $17.0 million (2007 - $17.8 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2008 was $8.2 million (2007 - $6.7 million). Included in the accrued pension obligation at April 30, 2008 was $5.8 million (2007 - $7.1 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition in fiscal 2004 (Note 33).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $19.5 million for fiscal 2008 (2007 - $28.3 million). Deferred gain amortization of $8.5 million (2007 - $10.4 million) was recorded as a reduction of operating lease expense during fiscal 2008. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures certain employee benefits, death and disability benefits, loss of license insurance and coverage not available in the commercial insurance market for the operations of the Company.

(v)
As part of the acquisition of Schreiner Aviation Group (“Schreiner”) in fiscal 2004, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years. During fiscal 2008 amortization of these unfavourable contract credits of $1.1 million (2007 -$5.9 million) was recorded as a reduction of operating expenses.

(vii)
Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition. At April 30, 2008 the Company had provided $0.5 million (2007 - $nil) in respect of these obligations.

(viii)
Derivatives consist of foreign exchange forward contracts and foreign currency embedded derivatives. These items are measured at fair value with gains and losses recorded in “Financing charges” on the consolidated statement of earnings.

(ix)
The Company is required to recognize a liability for the fair value of the obligations undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable. The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee (Note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

20. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:

Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:
	Number of Shares		Consideration
	2008	2007	2008	2007
Class A subordinate voting shares	40,003	39,858	$237,233	$235,346
Class B multiple voting shares	5,859	5,863	18,267	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share
purchase loans	-	-	(1,144)	(1,254)
			$254,356	$252,505
Contributed surplus			$6,209	$5,042

Class A subordinate voting shares that would be
issued upon conversion of the following:
	2008	2007
Class B multiple voting shares	5,859	5,863
Share options (Note 21)	2,141	2,232

Capital stock transactions
	Class A	Class B
	subordinate	multiple
Number of shares	voting shares	voting shares	Ordinary shares
Balance, April 30, 2006	36,860	5,861	22,000

Shares issued to employees for cash
Share option plan (Note 21)	1,584	-	-
Share purchase plan	35	2	-
Conversion of debt (Note 34(b))	1,379	-	-
Balance, April 30, 2007	39,858	5,863	22,000

Shares issued to employees for cash
Share option plan (Note 21)	90	-	-
Share purchase plan	51	-	-
Share conversions	4	(4)	-
Balance, April 30, 2008	40,003	5,859	22,000

	Class A	Class B
	subordinate	multiple	Contributed
Stated value	voting shares	voting shares	surplus
Balance, April 30, 2006	$223,241	$18,413	$4,363

Shares issued to employees for cash
Share option plan (Note 21)	5,611	-	-
Share purchase plan	686	-	-
Conversion of debt (Note 34(b))	5,808	-	(951)
Stock based compensation expense (Note 21)	-	-	1,630
Balance, April 30, 2007	235,346	18,413	5,042

Shares issued to employees for cash
Share option plan (Note 21)	633	-	-
Share purchase plan	1,108	-	-
Share conversions	146	(146)	-
Stock based compensation expense (Note 21)	-	-	1,167
Balance, April 30, 2008	$237,233	$18,267	$6,209

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million.  Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share.  The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 26).

The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2008. As a result, the employee share purchase loans of $1.1 million on April 30, 2008 (2007 - $1.3 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The declaration of dividends during fiscal 2008 at $0.50 (2007 - $0.50) per participating voting share totalling $22.9 million (2007 - $21.9 million) was in compliance with these covenants.

21. SHARE OPTION PLAN

For the year ended April 30, 2008, the Company recorded stock based compensation of $1.2 million (2007 - $1.6 million) in the consolidated statement of earnings and as contributed surplus. The Black Scholes option pricing model was used to estimate the fair value of options granted in fiscal 2008 and 2007 using the following estimates and assumptions:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%

The weighted average grant-date fair value of options granted in the year is equal to $12.02 (2007 -$13.53).

As at April 30, 2008, 1,070,461 (2007 – 1,116,461) options were outstanding, of which 768,461 options were then exercisable at prices ranging from $4.26 to $53.86 per option and a weighted average exercise price of $30.78 per option. All outstanding options have exercise prices ranging from $4.26 to $53.86 per option and a weighted average exercise price of $36.13 per option (2007 - $35.27).  All outstanding options expire between fiscal 2009 and 2018, ten years after the date of each respective grant. Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split. During fiscal 2008, 45,000 (2007 – 792,000) options were exercised into 90,000 (2007 - 1,584,000) Class A subordinate voting shares for cash proceeds of $0.6 million (2007 -$5.6 million).

A summary of recent share option activities is as follows:
				2008
	Number of		Number of		Number of		Number of
	options –		options –		options –		options –			Total
	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted		weighted
	price range	average	price range	average	price range	average	price	average	Total	average
	$4.26 –	exercise	$7.35 –	exercise	$26.11 –	exercise	$49.10 –	exercise	number of	exercise
	$4.30	price	$9.00	price	$30.70	price	$53.86	price	options	price
Class A subordinate
voting share options
Beginning of year	145	$4.27	20	$8.18	452	$30.44	499	$49.76	1,116	$35.27
Granted	-	-	-	-	-	-	5	46.42	5	46.42
Forfeited	-	-	-	-	-	-	(6)	(49.60)	(6)	(49.60)
Exercised	(17)	4.28	(20)	8.18	-	-	(8)	(49.60)	(45)	(14.07)
End of year	128	$4.26	-	$-	452	$30.44	490	$49.73	1,070	$36.13
Weighted average
contractual life of
options outstanding	0.5 years		0.0 years		4.0 years		7.3 years		5.1 years

				2007
	Number of		Number of		Number of		Number of
	options –		options –		options –		options –			Total
	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted		weighted
	price range	average	price range	average	price range	average	price	average	Total	average
	$4.26 –	exercise	$7.35 –	exercise	$26.11 –	exercise	$49.10 –	exercise	number of	exercise
	$4.30	price	$9.00	price	$30.70	price	$53.86	price	options	price
Class A subordinate
voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Granted	-	-	-	-	-	-	30	$52.25	30	$52.25
Forfeited	-	-	-	-	-	-	(31)	(49.60)	(31)	(49.60)
Exercised	(340)	(4.30)	(450)	(9.00)	-	-	(2)	(49.60)	(792)	(7.08)
End of year	145	$4.27	20	$8.18	452	$30.44	499	$49.76	1,116	$35.27
Weighted average
contractual life of
options outstanding	1.5 years		0.4 years		5.0 years		8.3 years		5.9 years

22. SUPPLEMENTAL CASH FLOW INFORMATION

2008		2007
Cash interest paid	$58,512	$49,074
Cash taxes paid	$8,767	$11,571

The adjustment to net earnings related to future income taxes to arrive at cash flow on the consolidated statements of cash flows is calculated as the income tax provision adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

The conversion of the 12% unsecured, subordinated convertible note into Class A subordinate voting shares during fiscal 2007 was a non-cash transaction (Note 34(b)).

23. FOREIGN CURRENCY
Accumulated other comprehensive loss, net of income taxes
	2008	2007
Balance, beginning of year	$(40,800)	$(66,262)
Translation adjustment - financial instruments (Note 3)	2,275	-
Other comprehensive earnings	19,116	25,462
Balance, end of year	$(19,409)	$(40,800)

The accumulated other comprehensive loss balance primarily relates to the unrealized gain or loss on the Company’s net investments in self-sustaining foreign operations net of the effect of hedging items. The change in the accumulated other comprehensive loss balance during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the value of the Company’s net investments in foreign operations.

Throughout fiscal 2008 the Company had designated a portion of its US $400.0 million ($400.2 million) 7⅜% senior subordinated notes as the hedging item in a series of hedges of the Company’s net investments in its self-sustaining foreign operations.  Throughout fiscal 2007 the Company had designated the full amount of its US $400.0 million (2007 - $442.7 million) 7⅜% senior subordinated notes as the hedging item in a series of hedges of the Company’s net investments in self-sustaining foreign operations in Canada, Norway, the UK and the Netherlands. Throughout fiscal 2008 and 2007, the Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively. Included in the accumulated other comprehensive loss balance at April 30, 2008 was a net foreign exchange gain of $26.2 million, net of taxes of $5.0 million (2007 – gain of $0.4 million, net of taxes of $0.1 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies have been translated to Canadian dollars at the following year-end exchange rates:

	2008	2007
US dollar	$1.01	$1.11
UK pound sterling	2.00	2.21
Norwegian kroner	0.20	0.19
South African rand	0.13	0.16
Australian dollar	0.95	0.92
Euro	1.57	1.51
Brazilian real	0.60	0.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Income statement accounts denominated in foreign currencies have been translated to Canadian dollars at the following year to date annual average exchange rates:

	2008	2007
US dollar	$1.02	$1.14
UK pound sterling	2.05	2.17
Norwegian kroner	0.18	0.18
South African rand	0.14	0.16
Australian dollar	0.90	0.88
Euro	1.47	1.47
Brazilian real	0.56	0.53
24. FINANCIAL INSTRUMENTS

Primary Financial Instruments

The Company classifies its major categories of financial assets and financial liabilities as follows:

Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value, and are recorded in “Cash and cash equivalents” and “Other assets” on the consolidated balance sheet.

Receivables, junior loans and loans receivable are classified as loans and receivables. These items are measured at amortized cost using the effective interest rate method, and are recorded in “Receivables” and “Other assets” on the consolidated balance sheet.

Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities. These items are measured at amortized cost using the effective interest rate method, and are recorded in “Payables and accruals”, “Dividends payable”, “Long-term debt” and “Senior subordinated notes” on the consolidated balance sheet.

Foreign exchange forward contracts and foreign currency embedded derivatives are accounted for as derivative financial instruments, and are classified as held for trading. These items are measured at fair value, and are recorded in “Other assets” and “Other liabilities” on the consolidated balance sheet, with gains and losses recorded in “Financing charges” on the consolidated statement of earnings.

Fair Values

The carrying values of the Company’s primary financial instruments, with the exception of the Company’s senior subordinated notes and derivative financial instruments, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The carrying values of the Company’s foreign exchange forward contracts and foreign currency embedded derivatives are based on the amount at which they could be settled based on estimated current quoted market rates. These carrying values equal their fair value as they are classified as held for trading.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	2008		2007
	Fair value	Carrying value	Fair value	Carrying value
7⅜% Senior subordinated notes	$407,179	$400,176	$429,400	$442,680

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. The Company does not enter into derivative transactions for speculative or trading purposes.

The effective portion of hedging gains and losses associated with cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income. When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Gains or losses related to the effective portion of net investment hedges are recognized in other comprehensive earnings. These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation (Notes 2 and 3).

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2008 are as follows:

		Notional		Fair market value
Hedging item	Maturity	amount		Positive (negative)
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various (i)		$163,913	$4,398
Sell pound sterling; buy euro	Various (i)		€32,404	5,058
Sell Norwegian kroner; buy pound sterling	May 2008		£5,000	(764)
Sell Norwegian kroner; buy Australian dollar	June 2008	AUD	12,500	14
				$8,706
(i) With expiration dates through to fiscal 2011.
Throughout the year ended April 30, 2008, the Company continued its designation of its pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK and the Netherlands, respectively.  As a result of these effective hedging relationships, revaluation gains and losses on the debt and net investments are recognized in other comprehensive earnings. These gains and losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.  The maximum amount that would be at risk if the counterparties to these contracts failed completely to perform under the contracts is $9.2 million as at April 30, 2008 (2007 - $3.8 million).

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt.  The Company’s current exposure to interest rates was such that fixed and variable rates were appropriately balanced at April 30, 2008 without the use of interest rate derivative instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base.  Included in accounts receivable is an allowance for doubtful accounts of $3.1 million at April 30, 2008 (2007 - $8.4 million). As at April 30, 2008, the Company had receivables of $73.0 million (2007 - $25.4 million) from ACN, which represented 19% (2007 – 9%) of the total receivables balance (Note 34(a)).

25. INCOME TAXES
The Company’s income tax provision is comprised as follows:
	2008	2007
Current income tax (provision) recovery
Canada	$(3,956)	$(3,793)
Foreign	(15,386)	1,262
	(19,342)	(2,531)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of
temporary differences	(1,710)	5,837
Foreign
Provision related to origination and reversal of
temporary differences	13,058	(20,132)
	11,348	(14,295)
Income tax provision	$(7,994)	$(16,826)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax provision differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

	2008	2007
Earnings from continuing operations before income taxes	$23,588	$57,813
Combined Canadian federal and provincial
statutory income tax rate	33%	34%
Income tax provision calculated at statutory rate	(7,784)	(19,656)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	13,114	12,857
Effect of change in tax law	636	(1,285)
Non-deductible items	(3,050)	(637)
Other foreign taxes	(6,943)	(7,761)
Non-taxable portion of capital gains	1,275	575
Non-taxable income	2,113	1,857
Valuation allowance	(5,250)	717
Other	(2,105)	(3,493)
Income tax provision	$(7,994)	$(16,826)

During fiscal 2008, legislation was enacted in Canada to further reduce the federal corporate income tax rate to 15% in phased reductions over the period 2008 to 2012 and to reduce the BC provincial income tax rate from 12% to 11% on July 1, 2008. As a result, the Company reduced the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $2.0 million.

Also during fiscal 2008, legislation was enacted in the UK to reduce the corporate income tax rate from 30% to 28% effective April 1, 2008.  As a result, the Company reduced the value of its future income tax liabilities on temporary differences in the UK by $2.5 million.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2008	2007
Future income tax (liabilities) assets
Property and equipment	$(68,079)	$(77,027)
Long-term investments	(11,104)	(13,547)
Pension and other employee benefits	(23,826)	(14,410)
Deferred capital gains and deferred revenue	(37,055)	(37,615)
Losses carried forward	55,526	52,303
Deferred costs	(4,116)	(1,013)
Long-term debt	(30,049)	(42,243)
Current accounts payable and receivable	20,696	15,994
Other	(9,084)	(2,372)
Total future income tax liabilities	(107,091)	(119,930)
Valuation allowance	(20,842)	(16,208)
Net future income tax liabilities	$(127,933)	$(136,138)
Distributed as follows:
Current future income tax assets	$33,821	$32,169
Current future income tax liabilities	(8,969)	(9,813)
Long-term future income tax assets	37,781	34,678
Long-term future income tax liabilities	(190,566)	(193,172)
	$(127,933)	$(136,138)

Tax losses

The Company has accumulated approximately $168.6 million (2007 - $153.7 million) in non-capital losses, of which $60.0 million (2007 - $72.9 million) is available to reduce future Canadian income taxes otherwise payable and $108.6 million (2007 - $80.8 million) is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

2009	$6,988
2014	1,569
2015	11,719
2017	273
2026	33,504
2027	4,015
2028	2,676
Indefinitely	107,834
$168,578

The Company has also accumulated approximately $50.0 million (2007 - $45.0 million) in capital losses, which carry forward indefinitely.  $48.2 million of the capital losses are available to reduce future capital gains realized in Canada, and $1.8 million are available to reduce future capital gains realized in other foreign jurisdictions.

The Company has provided a valuation allowance in respect of $66.3 million (Canada – $17.9 million; other jurisdictions - $48.4 million) of the non-capital losses and $1.8 million of the capital losses in other foreign jurisdictions.  The benefit anticipated from the utilization of the remaining non-capital and capital losses has been recorded as a future income tax asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

26. PER SHARE INFORMATION

Net earnings per share has been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 45,797,209 for the fiscal year ended April 30, 2008 (2007 – 42,819,468).

		2008
				Weighted		Net earnings
	Net earnings			average		per share
	Cont.	Disc.		number of	Cont.	Disc.
	ops.	ops.	Total	shares	ops.	ops.	Total
	$15,594	$16,364	$31,958	45,797
Shares as security for Class A
subordinate voting employee share
purchase loans (Note 20)				(626)
Basic	$15,594	$16,364	$31,958	45,171	$0.35	$0.36	$0.71
Effect of potential dilutive securities:
Share options (Note 21)				631
Shares as security for Class A
subordinate voting employee share
purchase loans (Note 20)				626
Diluted	$15,594	$16,364	$31,958	46,428	$0.34	$0.35	$0.69

			2007
							Net earnings
		Net earnings			Weighted		per share
			Extra-		average			Extra-
	Cont.	Disc.	ordinary		number of	Cont.	Disc.	ordinary
	ops.	ops.	item	Total	shares	ops.	ops.	item	Total
	$40,987	$2,167	$810	$43,964	42,819
Shares as security for Class A
subordinate voting employee share
purchase loans (Note 20)					(626)
Basic	$40,987	$2,167	$810	$43,964	42,193	$0.97	$0.05	$0.02	$1.04
Effect of potential dilutive securities:
Share options (Note 21)					1,978
Convertible debt (Note 34(b))	379	-	-	379	1,323
Shares as security for Class A
subordinate voting employee share
purchase loans (Note 20)					626
Diluted	$41,366	$2,167	$810	$44,343	46,120	$0.90	$0.05	$0.02	$0.97

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price decreases.

At April 30, 2008, there were 60,726 (2007 – 160,519) potentially dilutive shares that have not been included in the diluted earnings per share calculation for each period presented because their effect is anti-dilutive.

There were 22 million ordinary shares outstanding at April 30, 2008 and at April 30, 2007, all of which are owned by the Company’s controlling shareholder (Note 20).  The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

27. CHANGE IN NON-CASH WORKING CAPITAL
	2008	2007
Receivables	$(93,429)	$(50,755)
Inventory	(4,215)	(39,902)
Prepaid expenses	11,688	(30,449)
Payables and accruals	17,798	83,907
	$(68,158)	$(37,199)
28. SEGMENT INFORMATION

The Company operates under the following segments:

● Global Operations;
● European Operations;
● Heli-One; and
● Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

European Operations includes flying operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Global Operations includes flying operations in Australia, Africa, the Middle East, the Americas, Asia, Brazil, and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Heli-One includes helicopter repair and overhaul facilities in Norway, Canada, Australia, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America.  As well, Heli-One performs composite aerospace component manufacturing.

Corporate and other includes corporate office costs in various jurisdictions.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

		2008
	Global	European		Corporate and	Inter-segment
	operations	operations	Heli-One	other	eliminations	Consolidated
Revenue from external customers	$513,160	$618,377	$173,461	$669	$-	$1,305,667
Add: Inter-segment revenues	-	7,881	440,914	1,350	(450,145)	-
Total revenue	513,160	626,258	614,375	2,019	(450,145)	1,305,667
Direct costs(i)	(372,265)	(514,976)	(312,805)	-	228,567	(971,479)
General and administration	-	-	-	(28,975)	1,613	(27,362)
Segment EBITDAR(ii)	140,895	111,282	301,570	(26,956)	(219,965)	306,826
Lease and associated costs(i)
- Internal	(108,653)	(111,604)	292	-	219,965	-
- External	(8,563)	(1,423)	(108,204)	-	-	(118,190)
Segment EBITDA(iii)	23,679	(1,745)	193,658	(26,956)	-	188,636
Amortization	(6,462)	(3,611)	(70,575)	(1,012)	-	(81,660)
Gain (loss) on disposals of assets	63	-	(9,596)	1,226	-	(8,307)
Operating income (loss)	$17,280	$(5,356)	$113,487	$(26,742)	$-	98,669
Financing charges					(74,747)
Earnings from continuing operations before income taxes and undernoted items					23,922
Equity loss of associated companies					(334)
Income tax provision					(7,994)
Net earnings from continuing operations					15,594
Net earnings from discontinued operations (Note 7)					16,364
Net earnings					$31,958
Segment assets	$373,544	$297,101	$1,374,677	$131,576	$2,176,898
Segment assets -
held for sale (Note 8)	-	-	100,484	-	100,484
Total Assets					2,277,382
Segment capital
asset expenditures	6,074	6,929	236,547	2,025	251,575
Segment helicopter
major inspections	-	-	23,284	-	23,284
Segment goodwill	27,406	-	22,496	-	49,902

		2007
	Global	European		Corporate and	Inter-segment
	operations	operations	Heli-One	other	eliminations	Consolidated
Revenue from external customers	$427,956	$539,921	$180,613	$617	$-	$1,149,107
Add: Inter-segment revenues	1,093	6,634	391,520	1,433	(400,680)	-
Total revenue	429,049	546,555	572,133	2,050	(400,680)	1,149,107
Direct costs(i)	(293,918)	(451,213)	(298,959)	-	219,823	(824,267)
General and administration	-	-	-	(43,388)	-	(43,388)
Segment EBITDAR(ii)	135,131	95,342	273,174	(41,338)	(180,857)	281,452
Lease and associated costs(i)
- Internal	(92,052)	(89,148)	343	-	180,857	-
- External	(8,928)	(3,959)	(87,560)	-	-	(100,447)
Segment EBITDA(iii)	34,151	2,235	185,957	(41,338)	-	181,005
Amortization	(4,116)	(3,424)	(56,474)	(1,289)	-	(65,303)
Restructuring recovery	-	-	991	1,350	-	2,341
Gain (loss) on disposals of assets	16	(101)	(2,769)	(133)	-	(2,987)
Operating income (loss)	$30,051	$(1,290)	$127,705	$(41,410)	$-	115,056
Financing charges	(58,296)
Earnings from continuing operations before income taxes and undernoted items	56,760
Equity earnings of associated companies	1,053
Income tax provision	(16,826)
Net earnings from continuing operations	40,987
Net earnings from discontinued operations (Note 7)	2,167
Net earnings before extraordinary item	43,154
Extraordinary item, net of tax (Note 14(b))	810
Net earnings					$43,964
Segment assets -
continuing operations	$271,366	$234,182	$1,460,329	$116,051	$2,081,928
Segment assets -
discontinued operations (Note 7)	-	-	-	-	22,430
Total Assets					2,104,358
Segment capital
asset expenditures	7,096	3,855	380,397	1,898	393,246
Segment helicopter
major inspections	-	-	30,066	-	30,066
Segment goodwill	30,686	-	24,590	-	55,276

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated income statement these costs are combined.
(ii)	Segment EBITDAR is defined as segment EBITDA before lease and associated costs.
(iii)	Segment EBITDA is defined as operating income before amortization, restructuring recovery, and gain (loss) on disposals of assets.

Geographic information
	Revenues(i)		Property and equipment(ii)		Goodwill
	2008	2007	2008	2007	2008	2007
Canada	$47,671	$48,214	$128,521	$104,699	$49,902	$55,276
United Kingdom	255,002	248,752	122,074	140,804	-	-
Norway	245,140	202,020	278,165	273,042	-	-
Africa	203,375	189,895	69,575	189,500	-	-
Australia	95,721	74,641	53,013	84,864	-	-
Denmark	34,198	29,095	26,396	25,668	-	-
The Netherlands	78,136	72,133	71,604	63,165	-	-
Other Asian countries	79,512	68,096	126,172	125,870	-	-
Other European countries	137,256	120,884	39,160	11,894	-	-
Other countries	129,656	95,377	110,956	73,158	-	-
Consolidated total	$1,305,667	$1,149,107	$1,025,636	$1,092,664	$49,902	$55,276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(i)	Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.
(ii)	Property and equipment is attributed to countries based on the physical location of the asset at the fiscal year-end.

The Company provides services across different geographic areas to many customers. Approximately 71% (2007 – 70%) of the Company’s revenues in fiscal 2008 were derived from customers involved in oil and gas production and exploration. In fiscal 2008 and 2007 no single customer represented greater than 10% of revenue.

29. COMMITMENTS

The Company had entered into aircraft operating leases with 24 lessors in respect of 140 aircraft included in the Company’s fleet at April 30, 2008.  At inception the Company’s aircraft leases had terms not exceeding 9.5 years. At April 30, 2008 these leases had expiry dates ranging from fiscal 2009 to 2017. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense.  The Company either performs this work internally through its own repair and overhaul facilities or has the work performed by an external repair and overhaul service provider.

At April 30, 2008, the Company also had commitments with respect to operating leases for buildings, land and equipment. During the year ended April 30, 2008 the Company incurred aircraft operating lease and related costs of $112.0 million (2007 - $100.4 million) and other operating lease costs of $6.2 million (2007 - $6.7 million). The Company accounts for lease expense on a straight-line basis. The minimum lease rentals required under such leases were $675.2 million as at April 30, 2008 and are payable in the following amounts over the following fiscal years:

		Building, land
	Aircraft	and equipment	Total
	operating leases	operating leases	operating leases
2009	$117,194	$4,451	$121,645
2010	109,788	3,350	113,138
2011	101,609	2,829	104,438
2012	92,060	2,600	94,660
2013	83,346	2,516	85,862
and thereafter	141,632	13,803	155,435
	$645,629	$29,549	$675,178

As at April 30, 2008, the Company had ordered and made deposits for a number of aircraft (Note 15(viii)). At April 30, 2008, the Company had committed to purchase 35 heavy and 36 medium aircraft. Total capital committed to these purchases is approximately $989.3 million (US $979.9 million). These aircraft are expected to be delivered in fiscal 2009 and beyond and will be deployed in the Company’s European Operations and Global Operations.

Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

30. VARIABLE INTEREST ENTITIES

At April 30, 2008 the Company operated 17 aircraft (2007 – 16 aircraft) under operating leases with five entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2016.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2008, the unaudited estimated fair market value of the aircraft leased from VIEs is $124.6 million (2007 -$94.3 million).  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $15.9 million (2007 - $14.4 million).

31. GUARANTEES

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases (Notes 3 and 19(ix)). The leases have terms expiring between fiscal 2009 and 2018. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $125.1 million (2007 - $86.4 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2008 was approximately $146.1 million (2007 - $179.5 million).  The Company does not anticipate incurring any liability or loss with respect to these guarantees.

32. CONTINGENCIES

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents.  It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

33. EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the US, the UK, Ireland, Denmark, Australia and South Africa for approximately 62% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries.  The Company’s contributions to the defined contribution plans expensed during fiscal 2008 were approximately $9.1 million (2007 - $8.4 million).

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit pension plans in Canada, the UK, Norway and the Netherlands for approximately 31% of the Company’s active employees. Funded plans require the Company to make cash contributions to the plans in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plans by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum
UK equities	33% to 37%
Overseas equities	28% to 32%
Bonds	14% to 35%
Property	4% to 18%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	15%
International equities	35%
Total equities (i)	35%
Norwegian bonds	70%
High yield bonds (i)	25%
Emerging markets bonds (i)	25%
Global government bonds	25%
Total bonds	100%
Money market	100%
Property funds	15%
Hedge funds (i)	10%
Private equity funds (i)	10%

(i)	The total of equities, high yield bonds, emerging markets bonds, hedge funds and private equity funds can be maximum 60% of total assets.

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix of all the defined benefit plans at April 30, 2008 was 39% equities, 35% fixed income and 26% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets.  Such expected rates of return ignore short-term fluctuations.

For the UK plan it is expected that the rate of return on the plan assets will be between approximately 4% in excess of price inflation for equities, 2% in excess of price inflation for property and 1.5% in excess of inflation bonds. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan at April 30 on an annual basis.

During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan. This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2008 and 2007 are as follows:

	2008	2007
Change in benefit obligations
Benefit obligations, beginning of year	$660,515	$599,161
Current service cost	22,224	21,455
Interest cost	33,696	30,804
Amendments	-	2,269
Net actuarial and experience gains	(20,843)	(3,207)
Past service obligation	2,594	983
Benefits paid	(26,422)	(22,261)
Foreign exchange	(4,868)	31,311
Benefit obligations, end of year	$666,896	$660,515
Change in plan assets
Fair value of plan assets, beginning of year	$583,376	$525,010
Actual return (loss) on plan assets	(7,124)	29,709
Employer contributions	39,886	18,612
Participant contributions	3,127	2,884
Benefits paid	(22,426)	(20,402)
Foreign exchange	(2,136)	27,563
Fair value of plan assets, end of year	$594,703	$583,376
Funded status	$(72,193)	$(77,139)
Unrecognized net actuarial and experience losses	156,359	138,367
Unrecognized prior service costs	2,293	1,146
Unrecognized transition amounts	595	655
Pension guarantee deposits	5,620	5,304
Total recognized net pension asset	$92,674	$68,333

The tables below detail as at April 30, 2008 by funded and unfunded plans, the funded status and net amount recognized on the Company’s consolidated balance sheet as prepaid pension costs reported in “Other assets” of $123.7 million (Note 15) (2007 - $100.0 million) and accrued benefit obligation included in “Other liabilities” of $31.0 million (Note 15) (2007 - $31.6 million).

		2008
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 15)	(Note 19)
Benefit obligations	$315,060	$289,035	$62,801	$666,896	$544,778	$122,118
Fair value of plan assets	326,662	253,618	14,423	594,703	514,225	80,478
Funded status	11,602	(35,417)	(48,378)	(72,193)	(30,553)	(41,640)
Unrecognized net actuarial
and experience losses	70,130	70,388	15,841	156,359	147,337	9,022
Unrecognized prior service costs	(4,474)	-	6,767	2,293	1,258	1,035
Unrecognized transition amounts	-	-	595	595	-	595
Pension guarantee deposits	4,777	843	-	5,620	5,620	-
	$82,035	$35,814	$(25,175)	$92,674	$123,662	$(30,988)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

		2007
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 15)	(Note 19)
Benefit obligations	$210,442	$384,812	$65,261	$660,515	$527,318	$133,197
Fair value of plan assets	232,383	339,320	11,673	583,376	508,988	74,388
Funded status	21,941	(45,492)	(53,588)	(77,139)	(18,330)	(58,809)
Unrecognized net actuarial
and experience losses	36,201	79,574	22,592	138,367	111,286	27,081
Unrecognized prior service costs	1,696	(6,338)	5,788	1,146	1,696	(550)
Unrecognized transition amounts	-	-	655	655	-	655
Pension guarantee deposits	4,508	796	-	5,304	5,304	-
	$64,346	$28,540	$(24,553)	$68,333	$99,956	$(31,623)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2008	2007
Discount rate	5.92%	5.32%
Rate of compensation increase	4.01%	3.80%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2008	2007
Discount rate	6.00%	5.35%
Expected long-term rate of return on plan assets	6.55%	6.69%
The Company’s net defined benefit pension plan expense is as follows:
	2008	2007
Current service cost	$22,224	$21,455
Interest cost	33,696	30,804
Actual return on plan assets	7,124	(29,709)
Deficit of actual return over expected return	(44,989)	(6,583)
Amortization of net actuarial and experience losses	5,591	6,999
Amortization of prior service costs	1,434	751
Amortization of transition amounts	60	60
Participant contributions	(3,127)	(2,884)
Net defined benefit pension plan expense	$22,013	$20,893

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter, are as follows:

2009	$25,500
2010	26,400
2011	27,600
2012	28,600
2013	29,800
2014-2018	155,200

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2009 as required by funding regulations and law are $42.6 million.

34. RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2008	2007
Revenues from ACN	$118,815	$90,256
Direct costs	-	432
Net amounts receivable in respect of such revenues and expenses	72,996	25,351

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $nil (2007 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2008.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

35. SUBSEQUENT EVENTS

(a) Acquisition of CHC Helicopter Corporation by First Reserve Corporation

During the fourth quarter of fiscal 2008, the Company announced that it has entered into an agreement with an affiliate of a fund managed by First Reserve Corporation to acquire all outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of the Company (the “Arrangement”). Subject to the terms of the agreement, the affiliate will acquire the Class A Shares and Class B Shares for $32.68 per share for aggregate consideration of approximately $1.5 billion. Following completion of the potential transaction, the Company’s Class A and Class B Shares will be de-listed and will no longer be publicly traded.

The Arrangement required the approval of two-thirds of the votes cast by holders of the outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the Arrangement required the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party,” which term includes certain members of management of the Company who may invest in an affiliate of the First Reserve Fund.  This approval was obtained at a Special General Meeting of Shareholders in Richmond, BC on April 29, 2008.

Completion of the Arrangement is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction.  The Arrangement is also subject to a number of other customary conditions. The Arrangement is not subject to any financing condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay CHC a “reverse break fee” of $61.4 million.  The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of $38.5 million. This break fee would also be payable by CHC in certain other circumstances. The closing of the Arrangement will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. There can be no assurance that these approvals will be obtained, the other conditions to the Arrangement will be satisfied in accordance with their terms, and/or the parties to the agreement will complete the Arrangement under the specified terms.  In such cases, the proposed transaction could be modified, restructured or terminated, as applicable.  Failure to complete the proposed transaction could have a material adverse impact on the Company’s share price.  The Company may incur significant costs if the Arrangement is not completed.  If the Arrangement is completed, the Company may also incur fees and costs prior to closing. While the timing associated with satisfying the above noted conditions is not certain, the Company currently expects the Arrangement to close by September 15, 2008, subject to terms of the agreement.

(b) Senior Subordinated Notes

Subsequent to April 30, 2008 the Company commenced a cash tender offer (the “Offer”) for all of the 7⅜% notes (Note 17(b)).  In connection with the Offer, the Company is soliciting (the “Consent Solicitation”) consents (the ”Consents”) to amend the terms of the 7⅜% notes and the indenture pursuant to which the 7⅜% notes were issued. The Offer and the Consent Solicitation are being made in connection with the Arrangement (Note 15(x)).  The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Arrangement or the financing thereof.

The total consideration for each $1,000 principal amount of 7⅜% notes validly tendered and not validly withdrawn pursuant to the Offer is $1,015 (the “Total Consideration”). The Total Consideration includes a consent payment of $5.00 per $1,000 principal amount of 7⅜% notes.

On June 17, 2008 the Company announced that it increased the total consideration for each $1,000 principal amount of 7⅜% notes validly tendered and not validly withdrawn pursuant to the Offer to $1,040, which includes a consent payment of $5.00 per $1,000 principal amount of 7⅜% notes.

On June 25, 2008 the Company announced that approximately 98% of the 7⅜% notes had been validly tendered and not validly withdrawn pursuant to the Offer for all of its outstanding 7⅜% notes and the related Consent Solicitations.  Accordingly, the Company received the requisite consents from holders of the 7⅜% notes to approve the proposed amendments that are the subject of the Consent Solicitation.

On July 8, 2008, the Company announced that it has extended its offer for all of its outstanding 7⅜% notes and the related Consent Solicitations and that the Offer and the Consent Solicitation will now expire at midnight, New York City time, on July 31, 2008, unless further extended or earlier terminated by the Company.